Norske Skog
Skogn

FILE No.: 82-5226

Skogn, 14 February 2008

[redacted]

08000879

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Company Press release: Standard & Poor's downgrades Norske Skog, dated 28 January, 2008. Standard & Poor's report is included.*

(2) *Annual Statement 2007 required in the Securities Trading Act, dated 5 February, 2008.*

(3) *Company Press release: 4Q_2007 – press release, presentation of Q4_2007 and BOD's report incl of figures, dated 7 February, 2008*

(4) *Company Press Release: Mandatory notification of trade, dated 8 February, 2008.*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad
Oddrunn Ringstad

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA

NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

82-5226
28.01.2008

Release to Oslo Stock Exchange

Standard & Poor's downgrades Norske Skog

Standard & Poor's Rating Services has revised its long-term credit rating on Norske Skog to BB, from earlier BB+. The Negative Outlook is maintained. According to Standard & Poor's press release, the rating action reflects challenging market conditions, and that Norske Skog is underperforming to S & P's financial requirements for the previous rating level.

Norske Skog does not have interest or covenants linked to the rating level on the existing debt.

The press release from Standard and Poors is enclosed.

Oxenøen, 28 January, 2008

NORSKE SKOG

Investor Relations

STANDARD
&POOR'S

RATINGSDIRECT®

January 28, 2008

Research Update:

Rating On Norske Skogindustrier ASA Lowered To 'BB' On Weaker Prospects; Outlook Negative

Primary Credit Analyst:
Andreas Zsiga, Stockholm (46) 8-440-5936;andreas_zsiga@standardandpoors.com

Secondary Credit Analyst:
Alf Stenqvist, Stockholm (46) 8-440-5925;alf_stenqvist@standardandpoors.com

Table Of Contents

Research Update:

Rating On Norske Skogindustrier ASA Lowered To 'BB' On Weaker Prospects; Outlook Negative

Rationale

On Jan. 28, 2008, Standard & Poor's Ratings Services lowered its long-term corporate credit rating on Norway-based forest product company Norske Skogindustrier ASA (Norske Skog) to 'BB' from 'BB+'. The rating reflects lowered financial expectations resulting from demanding newsprint market conditions and underperformance to our requirements at the previous rating level. At the same time, the 'B' short-term corporate credit rating was affirmed. The outlook is negative.

The downgrade results from our lowered expectations for the group's medium-term financial performance, aligning it to requirements at the 'BB' level. About a third of group sales come from the European newsprint market, which faces tough volume and pricing conditions in the wake of general global economic weakening, continued pricing pressure from Canadian imports, and cost inflation, in particular for recycled paper. These conditions offset the positive impact of Norske Skog's cost-cutting measures.

We believe European newsprint prices will be pressured in 2008, despite European and North American capacity closures and positive pricing momentum in the U.S. The pricing gap between North America and Europe continues to encourage Canadian imports. We also expect weakening economic conditions in the U.S. and Europe to curb demand. We assume a medium-term recovery, but further potential downside risk rests with risks for additional newsprint capacity in the U.K. and a possible accelerated shift in European advertising spending to electronic media from printed, similar to the shift in the U.S.

Oversupply and cost inflation continues to put pressure on margins in the Chinese and other Asian newsprint markets, while the Australian and New Zealand operations saw lowered prices in mid-2007.

Meanwhile, input cost inflation is massive, with about 20% increases in the price for recycled paper in 2007, affecting approximately 15% of its cost base globally. The final impact of a company cost-saving initiative is uncertain, despite good progress so far.

The company's European magazine paper operation (about 25% of sales) is affected by high export-dependency and pressure from the weakening economy and the U.S. dollar. Tightening supply should support pricing, but this remains fragile.

These factors will increase pressure on Norske Skog's profits and cash flow in the short term. The company's estimated 12-month ratio of funds from operations (FFO) to debt was about 17% on Sept. 30, 2007 (compared with 19% in 2006 and over a three-year average). Adjusted debt to EBITDA was weak at about 4.3x. Performance was impaired by adverse exchange rate developments, pricing and volume pressure, and cost inflation. At Sept. 30, 2007, Norske Skog's

adjusted debt was about Norwegian krone (NOK) 17.3 billion ($3.2 billion), including about NOK327 million in estimated unfunded postretirement obligations and net of about NOK1.3 billion in excess cash.

Liquidity

The short-term rating on Norske Skog is 'B', reflecting adequate liquidity resources and a prudent debt maturity profile. At Sept. 30, 2007, the group had about NOK2 billion in cash and equivalents, and about NOK5.8 billion in two unused committed credit facilities. This compares with about NOK1.2 billion in short-term debt, about NOK1.5 billion in 2009, and NOK8 billion in the 2010-2011 period. Financial flexibility is supported by free operating cash flows generation, which is expected to remain well over NOK500 million annually.

There are no rating triggers in Norske Skog's existing loan documentation. The company's credit facilities, maturing in 2009 ($500 million) and 2012 (€400 million), are subject to financial covenants, but we expect Norske Skog to maintain an adequate cushion above these covenant requirements. On Sept. 30, 2007, after pro forma adjustments for various asset revaluations in the fourth quarter of 2007, the covenant gearing ratio was 1.04 against an allowed maximum of 1.40, and the net tangible worth was NOK15.5 billion against an allowed minimum of NOK9.0 billion.

Outlook

The negative outlook reflects the risk of continued medium-term pressure on financial performance from adverse market conditions or internal operating performance, weakening the group's prospects of achieving credit measures consistent with the current rating. To accommodate the ratings, Norske Skog needs to improve profitability and cash generation, achieving, for example, a ratio of FFO to debt of about 20%.

The outlook could revert to stable if we see performance improving in line with our base case assumption. This requires material and sustainable improvement in cash flow generation and credit-protection measures over the medium term through further cost savings, and improved prices. This assumes that market fundamentals will improve over time as capacity balance and prices recovers, supported by growing demand and the marketwide capacity reductions.

Potential major portfolio adjustments or changes to the Norske Skog group strategy or business focus are not factored into the ratings.

Ratings List

	To	From
Norske Skogindustrier ASA		
Corporate credit ratings	BB/Negative/B	BB+/Negative/B
Senior unsecured debt	BB	BB+

NB: This list does not include all ratings affected.

Additional Contact:
Industrial Ratings Europe;CorporateFinanceEurope@standardandpoors.com

Ratings information is available to subscribers of RatingsDirect, the real-time Web-based source for Standard & Poor's credit ratings, research, and risk analysis, at www.ratingsdirect.com. It can also be found on Standard & Poor's public Web site at www.standardandpoors.com; select your preferred country or region, then Ratings in the left navigation bar, followed by Credit Ratings Search. Alternatively, call one of the following Standard & Poor's numbers: Client Support Europe (44) 20-7176-7176; London Press Office Hotline (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow (7) 495-783-4017. Members of the media may also contact the European Press Office via e-mail on: media_europe@standardandpoors.com.

82-5226
05.02.2008

ANNUAL INFORMATION - NORSKE SKOGINDUSTRIER ASA 2007

Issuers of listed transferable securities are required to provide Oslo Stock Exchange with an annual statement of information made available to the public, cf. the Securities Trading Act ('STA'), Section 5-11.

Attached you will find an annual overview for Norske Skogindustrier ASA for 2007.

Oxenøen, 5 February, 2008

Norske Skogindustrier ASA
Investor Relations

ANNUAL INFORMATION – NORSKE SKOGINDUSTRIER ASA 2007

Date/time	IssuerID	Announcement	Category
21.12.2007 11:37:37	NSG	FIVE-YEAR DELIVERY AGREEMENT REACHED WITH NORWEGIAN FOREST OWNE...	AGREEMENTS
21.12.2007 11:37:26	NSG	FEMÅRIG LEVERANSEAVTALE MED NORSKE SKOGEIERE	AGREEMENTS
21.12.2007 11:36:10	NSG	NORSKE SKOG MAKES FORWARD-LOOKING INVESTMENT IN TIMBER-BASED BI...	OTHER ANNOUNCEMENTS
21.12.2007 11:35:51	NSG	NORSKE SKOG MED OFFENSIV SATSING PÅ PRODUKSJON AV BIODIESEL BAS...	OTHER ANNOUNCEMENTS
19.12.2007 08:53:56	NSG	EXTRAORDINARY AGM	GENERAL MEETING INFORMATION
19.12.2007 08:53:40	NSG	EKSTRAORDINÆR GENERALFORSAMLING	GENERAL MEETING INFORMATION
13.12.2007 16:11:46	NSG	EXTRAORDINARY GENERAL MEETING	GENERAL MEETING INFORMATION
13.12.2007 16:11:37	NSG	EKSTRAORDINÆR GENERALFORSAMLING	GENERAL MEETING INFORMATION
13.12.2007 08:27:06	NSG	DISMISSAL OF FEDERAL CLASS ACTION	OTHER ANNOUNCEMENTS
13.12.2007 08:26:55	NSG	GRUPPESØKSMÅL I USA HENLAGT	OTHER ANNOUNCEMENTS
12.12.2007 10:18:17	NSG	NORSKE SKOG`S ACTIVITIES IN ASIA	OTHER ANNOUNCEMENTS
12.12.2007 10:17:59	NSG	NORSKE SKOGS VIRKSOMHET I ASIA	OTHER ANNOUNCEMENTS
11.12.2007 13:45:30	NSG	CORRECTION OF RELEASE SENT AT 12.12 TODAY	OTHER ANNOUNCEMENTS
11.12.2007 12:12:43	NSG	DEMAND FOR EXTRAORDINARY GENERAL MEETING	OTHER ANNOUNCEMENTS
11.12.2007 12:12:20	NSG	KRAV OM EKSTRAORDINÆR GENERALFORSAMLING	OTHER ANNOUNCEMENTS
11.12.2007 08:01:11	NSG	FLAGGEMELDING - UNIONEN AS KONTROLLERER 5,78 PROSENT AV NORSKE ...	DISCLOSURE REQUIREMENT
07.12.2007 07:52:53	NSG	DISCLOSURE OF LARGE SHAREHOLDINGS	DISCLOSURE REQUIREMENT
06.12.2007 16:05:53	NSG	NOTICE OF A SUBSTANTIAL SHAREHOLDER`S INTERESTS **CORR	DISCLOSURE REQUIREMENT
06.12.2007 08:12:21	NSG	NOTICE OF A SUBSTANTIAL SHAREHOLDER`S INTERESTS	DISCLOSURE REQUIREMENT
05.12.2007 14:54:04	NSG	ARCTIC SECURITIES PRESENTATION 051207	OTHER ANNOUNCEMENTS
03.12.2007 09:10:41	NSG	CAPACITY REDUCTIONS AND MAKING ACCOUNTING CHANGES	EARNINGS GUIDANCE
03.12.2007 09:09:30	NSG	OSLO BØRS - MATCHING HALT ENDS	MATCHING HALT
03.12.2007 09:06:32	NSG	FREMSKYNDER BESLUTNING OM KAPASITETSKUTT OG GJØR REGNSKAPSMESS...	EARNINGS GUIDANCE
03.12.2007 09:00:48	NSG	OSLO BØRS - MATCHING HALT	MATCHING HALT
30.11.2007 14:58:01	NSG	DNB NOR MARKETS INDUSTRY SUMMIT 2007	OTHER ANNOUNCEMENTS
29.11.2007 14:40:25	NSG	NY RENTE	FIXED INCOME NEWS
29.11.2007 13:41:49	NSG	LETTER FROM NORSKE SKOG TO OSLO STOCK EXCHANGE RE ARTICLES IN D...	OTHER ANNOUNCEMENTS
29.11.2007 13:41:34	NSG	BREV FRA NORSKE SKOG TIL OSLO BØRS, VEDRØRENDE AVISARTIKLER I D...	OTHER ANNOUNCEMENTS
26.11.2007 15:01:32	NSG	ABN AMRO PAPER SEMINAR - STOCKHOLM 261107 - PRESENTATION	OTHER ANNOUNCEMENTS
21.11.2007 08:53:05	NSG	TAX ISSUE IN CANADA	OTHER ANNOUNCEMENTS
21.11.2007 08:52:54	NSG	SKATTESAK I CANADA	OTHER ANNOUNCEMENTS
20.11.2007 11:23:51	NSG	NEWS RELEASE FROM BLOOMBERG -	OTHER ANNOUNCEMENTS

		DIVIDEND FOR 2007	
20.11.2007 11:23:44	NSG	MELDING FRA BLOOMBERG OM UTBYTTE FOR 2007	OTHER ANNOUNCEMENTS
16.11.2007 13:01:20	NSG	FINANCIAL CALENDER 2008	FINANCIAL CALENDAR
16.11.2007 13:01:11	NSG	FINANSKALENDER FOR 2008	FINANCIAL CALENDAR
15.11.2007 13:34:55	NSG	DEUTSCHE BANK PAPER SEMINAR 141107 - PRESENTATION	OTHER ANNOUNCEMENTS
14.11.2007 09:30:12	NSG	GROUND-BREAKING EUROPEAN AGREEMENT FOR NORSKE SKOG	AGREEMENTS
14.11.2007 09:30:08	NSG	BANEBRYTENDE EUROPEISK AVTALE FOR NORSKE SKOG	AGREEMENTS
14.11.2007 09:22:34	NSG	MOTTATT KVARTALSRAPPORT 3. KVARTAL 2007	FINANCIAL REPORT
05.11.2007 10:08:41	NSG	MOODY`S DOWNGRADES NORSKE SKOG	OTHER ANNOUNCEMENTS
05.11.2007 10:08:31	NSG	NEDGRADERING FRA MOODY`S	OTHER ANNOUNCEMENTS
02.11.2007 07:55:03	NSG	WEAKER MARKET DEVELOPMENT AND A STRONG NORWEGIAN CURRENCY INFLU...	FINANCIAL REPORT
02.11.2007 07:54:39	NSG	SVAKERE MARKEDSUTVIKLING OG STERK NORSK KRONE PREGER KVARTALSRE...	FINANCIAL REPORT
24.10.2007 14:19:32	NSG	NY RENTE	FIXED INCOME NEWS
18.10.2007 08:09:23	NSG	CURRENCY EFFECTS ETC., IN Q3 2007	EARNINGS GUIDANCE
18.10.2007 08:07:04	NSG	VALUTAFORHOLD M.V. I 3. KVARTAL 2007	FINANCIAL CALENDAR
11.10.2007 13:53:03	NSG	CORRECTION OF PRESENTATION MATERIAL	OTHER ANNOUNCEMENTS
11.10.2007 13:52:53	NSG	KORRIGERING AV SLIDE I PRESENTASJONSPAKKE	OTHER ANNOUNCEMENTS
08.10.2007 10:36:42	NSG	INVESTOR MATERIAL - PRESENTATION	OTHER ANNOUNCEMENTS
13.09.2007 08:37:12	NSG	CAPACITY REDUCTION EUROPE NEWSPRINT	EARNINGS GUIDANCE
13.09.2007 08:36:59	NSG	KAPASITETSREDUKSJON PÅ AVISPAPIR I EUROPA	EARNINGS GUIDANCE
30.08.2007 14:40:47	NSG	NY RENTE	FIXED INCOME NEWS
24.08.2007 08:23:03	NSG	DISLOCUSRE OF LARGE SHAREHOLDINGS	DISCLOSURE REQUIREMENT
15.08.2007 13:58:10	NSG	MOTTATT KVARTALSRAPPORT 2. KVARTAL 2007	FINANCIAL REPORT
03.08.2007 07:42:35	NSG	NORSKE SKOG, Q2 2007	FINANCIAL REPORT
03.08.2007 07:42:32	NSG	NORSKE SKOG, 2. KVARTAL 2007	FINANCIAL REPORT
24.07.2007 14:09:11	NSG	NY RENTE	FIXED INCOME NEWS
19.07.2007 09:18:48	NSG	CORRECTION * - CURRENCY EFFECTS, ETC, IN THE SECOND QUARTER OF...	EARNINGS GUIDANCE
19.07.2007 08:31:43	NSG	CURRENCY EFFECTS, ETC, IN THE SECOND QUARTER OF 2007	EARNINGS GUIDANCE
19.07.2007 08:30:59	NSG	VALUTAFORHOLD M.V. I 2. KVARTAL 2007	EARNINGS GUIDANCE
02.07.2007 11:56:02	NSG	INCREASED OWNERSHIP SHARE IN IMN	AGREEMENTS
02.07.2007 11:55:50	NSG	ØKER EIERANDELEN I IMN	AGREEMENTS
27.06.2007 07:52:58	NSG	PURCHASE OF 200,000 OWN SHARES	MANDATORY NOTIFICATION OF TRADE
27.06.2007 07:52:30	NSG	KJØP AV 200.000 EGNE AKSJER	MANDATORY NOTIFICATION OF TRADE
27.06.2007 07:49:39	NSG	PISA PM 2 - APPROVAL FROM BRAZILIAN AUTHORITIES	AGREEMENTS
27.06.2007 07:49:17	NSG	PISA PM 2 - GODKJENNELSE FRA BRASILIANSKE MYNDIGHETER	AGREEMENTS
26.06.2007 07:46:00	NSG	PURCHASE OF 400,000 OWN SHARES	MANDATORY NOTIFICATION OF TRADE

26.06.2007 07:45:38	NSG	KJØP AV 400.000 EGNE AKSJER	MANDATORY NOTIFICATION OF TRADE
25.06.2007 07:47:23	NSG	DEMERGING REAL PROPERTY FINALISED	OTHER ANNOUNCEMENTS
25.06.2007 07:47:15	NSG	UTFISJONERING AV EIENDOM GJENNOMFØRT	OTHER ANNOUNCEMENTS
20.06.2007 08:35:24	NSG	NORSKE SKOG LAUNCHES 10 YEARS EURO BOND OFFERING	OTHER ANNOUNCEMENTS
20.06.2007 08:34:55	NSG	NORSKE SKOG HAR TATT OPP 10-ÅRS OBLIGASJONSLÅN I EURO	OTHER ANNOUNCEMENTS
18.06.2007 08:55:18	NSG	EUROBOND ISSUE 14 - 15 JUNE 2007 - PRESENTATION	OTHER ANNOUNCEMENTS
11.06.2007 14:36:18	NSG	DEUTSCHE BANK CREDIT CONFERENCE 110607 - PRESENTATION	OTHER ANNOUNCEMENTS
07.06.2007 10:15:53	NSG	NORSKE SKOG TO LAUNCH A EURO DENOMINATED BOND OFFERING	OTHER ANNOUNCEMENTS
07.06.2007 10:15:22	NSG	NORSKE SKOG PLANLEGGER EURO-NOMINERT OBLIGASJONSLÅN	OTHER ANNOUNCEMENTS
07.06.2007 09:56:09	NSG	OSE INVESTOR SEMINAR 300507 - PRESENTATION	OTHER ANNOUNCEMENTS
07.06.2007 09:47:17	NSG	UBS CONFERENCE 060607 - PRESENTATION	OTHER ANNOUNCEMENTS
04.06.2007 08:40:59	NSG	MANDATORY NOTIFICATION OF TRADE	MANDATORY NOTIFICATION OF TRADE
04.06.2007 08:40:41	NSG	MELDEPLIKTIG HANDEL	MANDATORY NOTIFICATION OF TRADE
30.05.2007 15:29:42	NSG	NY RENTE	FIXED INCOME NEWS
24.05.2007 07:39:55	NSG	MANDATORY NOTIFICATION OF TRADE	MANDATORY NOTIFICATION OF TRADE
24.05.2007 07:39:43	NSG	MELDEPLIKTIG HANDEL	MANDATORY NOTIFICATION OF TRADE
21.05.2007 11:48:34	NSG	TRYKT DELÅRSRAPPORT 2007	FINANCIAL REPORT
04.05.2007 15:22:24	NSG	PURCHASE OF SHARES	MANDATORY NOTIFICATION OF TRADE
04.05.2007 15:22:07	NSG	KJØP AV AKSJER	MANDATORY NOTIFICATION OF TRADE
04.05.2007 14:49:18	NSG	PURCHASE OF SHARES	MANDATORY NOTIFICATION OF TRADE
04.05.2007 14:48:59	NSG	KJØP AV AKSJER	MANDATORY NOTIFICATION OF TRADE
04.05.2007 07:57:25	NSG	NORSKE SKOG, Q 1 2007	FINANCIAL REPORT
04.05.2007 07:56:54	NSG	NORSKE SKOG 1. KVARTAL 2007	FINANCIAL REPORT
24.04.2007 16:26:03	NSG	NY RENTE	FIXED INCOME NEWS
19.04.2007 08:33:20	NSG	CURRENCY EFFECTS, ETC, IN THE FIRST QUARTER OF 2007	EARNINGS GUIDANCE
19.04.2007 08:33:01	NSG	VALUTAFORHOLD M.V. I 1. KVARTAL 2007	EARNINGS GUIDANCE
18.04.2007 08:16:02	NSG	MOODYS REVISES OUTLOOK ON NORSKE SKOG	OTHER ANNOUNCEMENTS
18.04.2007 08:15:53	NSG	ENDRET OUTLOOK FRA MOODYS	OTHER ANNOUNCEMENTS
17.04.2007 08:50:58	NSG	MINUTES FROM AGM	GENERAL MEETING INFORMATION
13.04.2007 08:59:53	NSG	NR 29-07 DERIVATIVES : ADJUSTMENTS FOR DIVIDEND IN NORSKE SKOG	DERIVATIVE NOTICES
13.04.2007 08:15:59	NSG	THE SHARE TRADES EX-DIVIDEND	EX DATE
13.04.2007 08:15:14	NSG	AKSJEN HANDLES EKSKLUSIVE UTBYTTE	EX DATE
13.04.2007 08:13:42	NSG	GENERALFORSAMLING I NORSKE SKOG	GENERAL MEETING INFORMATION
13.04.2007 07:50:50	NSG	AGM IN NORSKE SKOG	GENERAL MEETING INFORMATION

30.03.2007 08:12:35	NSG	OSLO BØRS - NYTT LÅN TIL NOTERING I DAG	LISTING OF SECURITIES
30.03.2007 08:10:23	NSG	MANDATORY NOTIFICATION OF TRADE	MANDATORY NOTIFICATION OF TRADE
30.03.2007 08:10:14	NSG	MELDEPLIKTIG HANDEL	MANDATORY NOTIFICATION OF TRADE
29.03.2007 13:08:05	NSG	TRYKT ÅRSRAPPORT	FINANCIAL REPORT
29.03.2007 10:40:40	NSG	OSLO BØRS - NYTT LÅN TIL NOTERING I MORGEN	LISTING OF SECURITIES
29.03.2007 09:13:03	NSG	GODKJENT PROSPEKT	OTHER ANNOUNCEMENTS
28.03.2007 16:06:48	NSG	LISTING OF BOND ON OSLO BØRS	OTHER ANNOUNCEMENTS
28.03.2007 16:06:25	NSG	BØRSNOTERING AV OBLIGASJONSLÅN	OTHER ANNOUNCEMENTS
27.03.2007 07:58:30	NSG	MANDATORY NOTIFICATION OF TRADE	MANDATORY NOTIFICATION OF TRADE
27.03.2007 07:58:21	NSG	MELDEPLIKTIG HANDEL	MANDATORY NOTIFICATION OF TRADE
12.03.2007 08:50:04	NSG	NOTICE OF ANNUAL GENERAL MEETING IN NORSKE SKOGINDUSTRIER ASA	GENERAL MEETING INFORMATION
12.03.2007 08:49:30	NSG	INNKALLING TIL GENERALFORSAMLING I NORSKE SKOGINDUSTRIER ASA	GENERAL MEETING INFORMATION
08.03.2007 07:38:08	NSG	UPDATED DEMERGER PLAN	OTHER ANNOUNCEMENTS
08.03.2007 07:37:44	NSG	OPPDATERT FISJONSPLAN	OTHER ANNOUNCEMENTS
06.03.2007 14:28:15	NSG	PUBLICATION OF DEMERGER PROSPECTUS WITH ACCOUNTS	OTHER ANNOUNCEMENTS
06.03.2007 14:27:56	NSG	PUBLISERING AV FISJONSPROSPEKT MED REGNSKAP	OTHER ANNOUNCEMENTS
06.03.2007 09:05:26	NSG	PRESENTAION CAPITAL MARKEDS DAY, OSLO, MARCH 6, 2007	OTHER ANNOUNCEMENTS
06.03.2007 09:03:56	NSG	PRESENTAION CAPITAL MARKEDS DAY, OSLO, MARCH 6, 2007	OTHER ANNOUNCEMENTS
06.03.2007 08:59:53	NSG	PRESENTATION CAPITAL MARKETS DAY , OSLO, MARCH 6, 2007	OTHER ANNOUNCEMENTS
06.03.2007 08:17:03	NSG	WAHL NOMINATED AS NORSKE SKOG CHAIR	NON-REGULATORY PRESS RELEASES
06.03.2007 08:16:39	NSG	KIM WAHL FORESLÅS SOM NY STYRELEDER I NORSKE SKOG	NON-REGULATORY PRESS RELEASES
02.03.2007 08:43:38	NSG	UTFISJONERING AV EIENDOM	OTHER ANNOUNCEMENTS
02.03.2007 08:43:36	NSG	DEMERGING REAL PROPERTY	OTHER ANNOUNCEMENTS
01.03.2007 14:53:59	NSG	GRØHOLT TO STEP DOWN AS NORSKE SKOG CHAIR	NON-REGULATORY PRESS RELEASES
01.03.2007 14:53:52	NSG	GRØHOLT STILLER IKKE TIL GJENVALG SOM STYRELEDER	NON-REGULATORY PRESS RELEASES
01.03.2007 12:40:48	NSG	MELDEPLIKTIG HANDEL	MANDATORY NOTIFICATION OF TRADE
16.02.2007 12:46:13	NSG	MOTTATT RAPPORT 4. KVARTAL 2006	FINANCIAL REPORT
12.02.2007 15:03:03	NSG	NEW BOND ISSUE COMPLETED	OTHER ANNOUNCEMENTS
12.02.2007 15:02:47	NSG	OPPTAK AV OBLIGASJONSLÅN GJENNOMFØRT	OTHER ANNOUNCEMENTS
07.02.2007 08:35:58	NSG	OPPTAK AV OBLIGASJONSLÅN	OTHER ANNOUNCEMENTS
07.02.2007 08:35:51	NSG	NEW BOND ISSUE	OTHER ANNOUNCEMENTS
07.02.2007 08:33:59	NSG	NORSKE SKOG PLANNING PROPERTY DEMERGER	OTHER ANNOUNCEMENTS
07.02.2007 08:33:51	NSG	NORSKE SKOG PLANLEGGER UTFISJONERING AV EIENDOM	OTHER ANNOUNCEMENTS
07.02.2007 07:50:01	NSG	NORSKE SKOG, Q4 2006	FINANCIAL REPORT

07.02.2007 07:49:59	NSG	NORSKE SKOG 4. KVARTAL 2006	FINANCIAL REPORT
26.01.2007 12:44:48	NSG	ANNUAL INFORMATION 2006	ANNUAL INFORMATION
26.01.2007 12:44:36	NSG	ÅRLIG OVERSIKT 2006	ANNUAL INFORMATION
24.01.2007 13:42:50	NSG	NY RENTE	FIXED INCOME NEWS
23.01.2007 08:11:45	NSG	SPECIAL ITEMS AND CURRENCY EFFECTS ETC., 4TH Q. 2006	EARNINGS GUIDANCE
23.01.2007 08:11:33	NSG	VALUTAFORHOLD M.V. I 4. KVARTAL 2006	EARNINGS GUIDANCE
12.01.2007 13:58:46	NSG	CORR * DISCLOSURE OF LARGE SHAREHOLDINGS	DISCLOSURE REQUIREMENT
12.01.2007 07:57:38	NSG	DISCLOSURE OF AQUISITIONS OF LARGE SHAREHOLDINGS	DISCLOSURE REQUIREMENT

82-5226
07.02.2008

Notification to the Oslo Stock Exchange

Result for the fourth quarter of 2007 and measures for improved profitability

The fourth quarter gross operating profit before special items was NOK 775 million (NOK 850 million in the third quarter). The reduction is mainly due to production curtailments in Europe and a stronger Norwegian krone.

For 2007 as a whole, the gross operating profit before special items was NOK 3,938 million (NOK 4,702 million in 2006). The weaker result is due to lower prices in most main markets, price increases on input factors and adverse currency developments. With the exception of Australasia, the result was lower in all segments.

The net loss after tax and minority interests was NOK 880 million in the fourth of quarter of 2007. This includes special items in the form of changes in value of energy contracts of NOK 4,489 million, changes in value of derivatives, etc. of NOK 497 million in total and write-downs of fixed assets and goodwill of NOK 4,866 million. For 2007 as a whole, the net loss was NOK 618 million, compared with a loss of NOK 2,809 million in 2006.

The cash flow, after financial costs paid and taxes paid, was NOK 2,166 million in 2007. Capitalised investments were NOK 1,746 million. Gearing (net interest-bearing debt/equity) was 1.05 as of 31 December 2007. At the end of the year, Norske Skog had a liquidity reserve, including undrawn credit facilities, of NOK 7.9 billion in total.

The board proposes that no dividend be disbursed for 2007.

Measures to improve profitability

- Over the last couple of years, cost increases and overcapacity have reduced Norske Skog's profitability to a level which is not financially sustainable. In order to improve profitability, we have to make fundamental cost improvements in the operation and administration of the company," says CEO Christian Rynning-Tønnesen.

Main items:
- Shutting down production capacity of 450,000 tonnes in total
- Comprehensive reorganisation and staff reduction at the head office
- Sale of properties
- Annual cost reductions of NOK 400 million in total, with full effect from 2009
- Write-down of assets of about NOK 1.1 billion and provisions for severance pay, etc. of about NOK 220 million in total will be booked in the first quarter of 2008.

The administration has proposed the shut-down of three paper machines in Europe and Asia with a total newsprint capacity of 450,000 tonnes. This applies to PM 2 at Norske Skog Follum in Norway, Norske Skog Steti in the Czech Republic and Norske Skog Cheongwon in South Korea. The closures will be implemented in the course of 2008, with estimated fixed cost savings of about NOK 250 million anually. The paper machine at Steti is in a large industrial complex, and sale of the machine followed by conversion to other grades will be considered. The shut-down proposal will be discussed by the board on 4 March 2008 and a final decision will be made by the corporate assembly on 12 March 2008. The write-down of assets amounts to about NOK 1.1 billion.

A reorganisation will be carried out at the head office. The corporate management team will be reduced from nine to seven members, and the number of employees will be significantly reduced. The estimated annual cost savings are at least NOK 150 million.

Several property transactions are being planned and implemented. A major port property in New Zealand will be sold in the first quarter of 2008, with a recognised gain of about NOK 60 million and a cash payment of about NOK 100 million. Work is underway to sell properties not related to production, including the head office property at Oxenøen outside of Oslo.

Outlook for 2008

The newsprint market is expected to continue to be challenging, and contract negotiations in Europe for 2008 have still not been completed. The price outlook for magazine paper and newsprint in most markets outside of Europe is mainly positive. There is a risk of increased prices on input factors, mostly in connection with wood in Europe and recovered paper in Asia. Norske Skog will maintain a high focus on profit-improving measures and debt reduction in 2008.

The board of directors' report for the fourth quarter of 2007, accounting tables and a separate press release on capacity reductions and other profit-improving measures are enclosed.

Oxenøen, 7 February 2008

NORSKE SKOG
Corporate communications

For further information :

Media: Vice president corporate communications Tom Bratlie, telephone: +47 905 21 904

Financial market: Vice president Jarle Langfjæran , telephone: +47 909 78 434

Presentation/Webcast
Norske Skog will hold a webcast presentation at the company's premises at Oxenøen at 13.00 CET today. Telephone numbers for calling in and other details can be found at Norske Skog's website www.norskeskog.com

82-5226
070208

Norske Skog

Press release

Oxenøen, 7 February 2008

Comprehensive measures for improved profitability

Norske Skog will make fundamental changes to its management structure and remove head office functions. Production capacity in Europe and Korea will be reduced, and several properties will be sold. These are the main features of what the group management believes are absolutely necessary measures to turn the company around.

"Over the last couple of years, cost increases and excess capacity have reduced Norske Skog's profitability to a level which not is financially sustainable. In order to improve profitability, we have to make fundamental cost improvements in the operations and the administration of the company," says CEO Christian Rynning-Tønnesen.

Will reduce production capacity
An increasingly weak market has resulted in temporary production shut-downs at several Norske Skog mills in recent years. The production capacity is therefore not utilised in an efficient manner. At the same time, the continued excess capacity has resulted in a weak price development for the company's products. In total, 450,000 tonnes of production capacity is proposed to be shut down. This amounts to about seven per cent of the company's total production capacity globally.

"We cannot just sit and watch excess capacity and increasingly higher costs push the company's margins down to an unacceptable level. We therefore recommend shutting down the least profitable paper machines, and concentrate our production and assets on the most profitable and modern plants," says Rynning-Tønnesen.

Norske Skog Steti, Czech Republic
The group management recommends permanently shutting down the newsprint production at Norske Skog Steti in the Czech Republic. This mill has a newsprint production capacity of 130,000 tonnes.

Norske Skog Follum, Norway
The board also recommends shutting down one paper machine (PM2) at Norske Skog Follum in Norway indefinitely. This will reduce the production capacity by about 130,000 tonnes. The two other paper machines at Norske Skog Follum will produce special qualities such as improved newsprint, and coated magazine paper.

"By focusing on special qualities, we hope to improve profitability at Norske Skog Follum," says Rynning-Tønnesen.

Norske Skog Cheongwon, Korea
The group management further recommends shutting down the entire Norske Skog Cheongwon mill in Korea indefinitely. This mill has a newsprint production capacity of 190,000 tonnes.

Additional production curtailments in 2008
The previously reported production curtailments of 200,000 tonnes newsprint in Europe will be maintained. Combined with the effect of the shut-downs, Norske Skog will thus reduce its European newsprint production by 300,000 tonnes in 2008. Our service and obligations to our customers will be maintained during this process.

Decision by the corporate assembly
The proposal to shut down paper machines will be subject to approval by the Board of directors on 4 March. The final decision will be made by Norske Skog's corporate assembly on 12 March 2008. Until then, the administration will continue the process and involve affected parties in accordance with local laws and regulations.

Changes in the group management and reduced head office functions
The group management and Norske Skog's head office at Oxenøen will be reorganised. The group management team will be reduced from nine to seven members, and most staff functions are removed.

In addition to CEO Christian Rynning-Tønnesen, the new group management team will consist of Andreas Enger (finance), Kristin Slyngstad Klitzing (HR and organisation), Antonio Dias (magazine paper and South America), Vidar Lerstad (Asia and Australasia), Rune Gjessing (strategy) and Jan Clasen (newsprint Europe and sales).

The changed head office will focus on financial follow-up of global operations and strategy work. The number of employees at the head office will be significantly reduced. The objective is to save at least NOK 150 million in administrative costs at the group level.

Selling properties
Norske Skog owns several properties which are not directly related to paper production. This applies to e.g. the company's head office, Oxenøen, at Lysaker outside Oslo. The group management has started the work to sell these properties.

The head office will remain at Oxenøen for the time being, but will most likely move to more reasonably priced premises later in 2008.

Allocating resources to restructuring
"The measures will affect many Norske Skog employees. This is a challenge, and we will allocate the necessary resources to help our employees to quickly find new work," says Christian Rynning-Tønnesen.

The management and employees at the effected units will meet immediately to prepare plans for the staff reductions. The objective is for such plans to be prepared by the end of February.

Accounting effects
The proposed permanent shut-downs will mean write-downs of about NOK 1.1 billion and provisions for shut-down costs of slightly more than NOK 200 million. The accounting effects will be posted in the first quarter of 2008.

As a result of the shut-downs and the changes at the head office, the fixed costs will be reduced by about NOK 400 million annually, with full effect from 2009.

Oxenøen, 7 February 2008

Norske Skog
Corporate communications

For further information :

Media: Vice president corporate communications Tom Bratlie, telephone: +47 905 21 904

Financial market: Vice president Jarle Langfjæran, telephone: +47 909 78 434

Quarterly result presentation and media access
Norske Skog will present the 2007 result at the company's premises at Oxenøen at 13.00 CET today. Group management representatives will be available to the media after the result presentation, at about 14.00 CET.

Media that need rigging and access to electricity should be at the premises no later than at 12.30 hrs. For questions relating to practical organisation for the media, please contact corporate communications manager Pål Stensaas on tel. +47 952 86 006.

Norske Skog

Q4 2007

Financial figures Group (details)
Segmented Results
Market Update

Norske Skog

P&L account Q4 2007 vs Q3 2007

NOK Million	Q4 2007	Q3 2007	*Change*
Operating revenue	**6 956**	**6 641**	***316***
Distribution costs	(592)	(631)	*39*
Cost of materials	(3 709)	(3 778)	*69*
Changes in inventory	(473)	31	*(504)*
Employee benefit expenses	(860)	(875)	*15*
Other operating expenses	(546)	(537)	*(8)*
Restructuring expenses	-	-	-
Other gains and losses	4 983	69	*4 915*
Gross operating earnings	**5 761**	**919**	*4 841*
Depreciation and amortisation	(719)	(712)	*(7)*
Impairments	(4 866)	-	*(4 866)*
Operating earnings	**176**	**208**	***(31)***
Share of profit in associated companies	1	6	*(5)*
Financial items	(259)	66	*(326)*
Profit before tax	**(82)**	**280**	***(362)***
Income tax expense	(828)	(75)	*(753)*
Net profit	**(910)**	**205**	***(1 115)***
Attributable to minority interests	(30)	(16)	*(14)*
Attributable to equity holders of the Company	**(880)**	**221**	***(1 101)***

P&L account Q4 2007 vs Q4 2006

NOK Million	Q4 2007	Q4 2006	*Change*
Operating revenue	**6 956**	**7 704**	***(747)***
Distribution costs	(592)	(630)	*39*
Cost of materials	(3 709)	(3 931)	*222*
Changes in inventory	(473)	(277)	*(196)*
Employee benefit expenses	(860)	(878)	*18*
Other operating expenses	(546)	(646)	*100*
Restructuring expenses	-	(45)	*45*
Other gains and losses	4 983	(1)	*4 984*
Gross operating earnings	**5 761**	**1 296**	***4 465***
Depreciation and amortisation	(719)	(729)	*10*
Impairments	(4 866)	-	*(4 866)*
Operating earnings	**176**	**567**	***(391)***
Share of profit in associated companies	1	-	*1*
Financial items	(259)	(249)	*(10)*
Profit before tax	**(82)**	**318**	***(400)***
Income tax expense	(828)	(109)	*(719)*
Net profit	**(910)**	**209**	***(1 119)***
Attributable to minority interests	(30)	(36)	*5*
Attributable to equity holders of the Company	**(880)**	**245**	***(1 124)***

P&L account 2007 vs 2006

NOK Million	2007	2006	*Change*
Operating revenue	**27 118**	**28 812**	***(1 694)***
Distribution costs	(2 400)	(2 521)	*121*
Cost of materials	(15 214)	(15 498)	*284*
Changes in inventory	144	(102)	*246*
Employee benefit expenses	(3 495)	(3 800)	*305*
Other operating expenses	(2 221)	(2 187)	*(34)*
Restructuring expenses	-	(484)	*484*
Other gains and losses	4 463	(288)	*4 751*
Gross operating earnings	**8 395**	**3 932**	***4 463***
Depreciation and amortisation	(2 878)	(3 226)	*348*
Impairments	(4 840)	(3 233)	*(1 607)*
Operating earnings	**677**	**(2 527)**	***3 204***
Share of profit in associated companies	37	202	*(165)*
Financial items	(479)	(1 155)	*676*
Profit before tax	**235**	**(3 480)**	***3 716***
Income tax expense	(917)	463	*(1 380)*
Net profit	**(683)**	**(3 017)**	***2 334***
Attributable to minority interests	(65)	(208)	*143*
Attributable to equity holders of the Company	**(618)**	**(2 809)**	***2 191***

EBITDA - Clean to IFRS

NOK mill	2007	Q4 2007	Q3 2007	2006	Q4 2006
Clean EBITDA	3 939	775	851	4 702	1 328
Reversals:					
Value change energy contracts	4 729	4 489	236	135	55
Value change derivatives	(370)	439	(158)	(541)	(72)
Value change other assets	27	27	0	0	0
Realised gain/loss commodities	71	31	(11)	144	36
Other gains and losses	0	0	2	(24)	(6)
Restructuring expenses	(0)	(0)	(0)	(484)	(45)
EBITDA, IFRS	8 395	5 761	920	3 932	1 296
EBITDA margin, IFRS	31,0 %	82,8 %	13,9 %	13,6 %	16,8 %

EBIT - Clean to IFRS

NOK mill	2007	Q4 2007	Q3 2007	2006	Q4 2006
Clean EBIT	(1 060)	56	139	1 476	599
Reversals:					
Value change energy contracts	4 729	4 489	236	135	55
Value change derivatives	(370)	439	(158)	(541)	(72)
Value change other assets	27	27	0	0	0
Realised gain/loss commodities	71	31	(11)	144	36
Other gains and losses	0	0	2	(24)	(6)
Restructuring expenses	(0)	(0)	(0)	(484)	(45)
Impairments	(4 840)	(4 866)	0	(3 233)	0
EBIT, IFRS	677	176	208	(2 527)	567
EBIT margin, IFRS	2,5 %	2,5 %	3,1 %	-8,8 %	7,4 %

Clean EBITDA / EBIT per quarter



925
97
1 038
171
1 085
282
1 251
424
1 328
599
1 175
440
1 138
425
851
139
775
56
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
EBITDA
EBIT

EBITDA/EBIT adjusted for the value of power contracts, provision cost energy cost in South America and restructuring expenses.

In addition, the EBIT is adjusted for impairments.

Clean EBITDA margins per segment
Q4 2007 vs Q3 2007


25,0 %
20,0 %
15,0 %
10,0 %
5,0 %
0,0 %
14,2 %
16,9 %
4,8 %
7,8 %
11,4 %
10,8 %
23,5 %
22,5 %
21,0 %
14,9 %
12,9 %
13,9 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Total Segments
Q4 07
Q3 07

Norske Skog

EBIT margins per segment
Q4 2007 vs Q3 2007



10,0 %
8,0 %
6,0 %
4,0 %
2,0 %
0,0 %
-2,0 %
-4,0 %
6,2 %
9,0 %
-3,1 %
-0,6 %
-1,0 %
-2,0 %
3,5 %
3,1 %
9,1 %
5,7 %
2,1 %
3,1 %
Europe News
Europe Magazine
Asia
Australasia
South America
Total Segments
Q4 07
Q3 07

Norske Skog

Clean EBITDA Margin 2001-2007


30,0
25,0
20,0
15,0
10,0
5,0
0,0
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
16,4
17,5
16,6
12,8
11,4
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06
2/06
3/06
4/06
1/07
2/07
3/07
4/07

EBITDA adjusted for the value of power contracts, provision cost energy cost in South America and restructuring expenses.

Norske Skog

Financial Items

in MNOK	Q4-07	Q3-07 3)	Q4-06	2007	2006
Net interest cost	-289	-291	-254	-1,098	-1,013
Interest rate derivatives	38	13	14	72	38
Currency gain/loss	28	370	98	668	-17
Other financial items	-37	-25	-107	-120	-163
Total financial items	-260	67	-249	-478	-1,155

Gearing 1)	1.05	0.98	0.96	1.05	0.96
Net interest bearing debt 2)	16,408	16,231	17,320	16,408	17,320

1) Gearing = Net interest bearing debt / Equity

2) Net interest-bearing debt = Interest bearing debt – Cash and Cash equivalents - Interest rate swaps (fair value hedge)

3) Corrected split on Net Interest Cost and Interest Rate Derivatives

NSI trade weighted currency index



NSG Fx Index (1/1/02=10
96
94
92
90
88
86
84
82
80
78
76
94,5
91,6
92,0
91,6
88,3
88,7
87,9
86,6
87,3
87,
88,6
85,9
88,3
90,1
88,2
88,5
87,1
84,8
85,7
82,3
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Avg Q'ly Index
Avg 2004
Avg 2005
Avg 2006
Avg 2007

Norske Skog

Balance Sheet

NOK Million	31.12.2007	30.09.2007	*Change*
ASSETS			
Deferred tax asset	11	99	*(88)*
Other intangible assets	132	2 945	*(2 812)*
Property, plant and equipment	28 401	30 621	*(2 220)*
Investment in associated companies	234	219	*15*
Other non-current assets	529	416	*113*
Total non-current assets	**29 307**	**34 300**	***(4 993)***
Inventories	2 731	3 130	*(400)*
Receivables	3 811	3 765	*46*
Cash and cash equivalents	1 792	1 966	*(173)*
Other current assets	5 618	1 053	*4 565*
Total current assets	**13 953**	**9 914**	***4 039***
TOTAL ASSETS	**43 260**	**44 214**	***(954)***
Paid in equity	12 310	12 310	*(0)*
Retained earnings	3 322	4 168	*(846)*
Minority interests	365	386	*(22)*
Total equity	**15 957**	**16 864**	***(907)***
Pension obligations	519	503	*16*
Deferred tax	2 033	1 492	*541*
Interest bearing non-current liabilities	17 294	17 111	*183*
Other non-current liabilities	1 686	1 931	*(244)*
Total non-current liabilities	**21 533**	**21 037**	***496***
Interest-bearing current liabilities	1 141	1 201	*(61)*
Trade and other payables	3 702	3 573	*129*
Tax payable	73	186	*(113)*
Other current liabilities	814	1 353	*(539)*
Total current liabilities	**5 770**	**6 313**	***(543)***
Total liabilities	**27 304**	**27 350**	***(46)***
TOTAL EQUITY AND LIABILITIES	**43 260**	**44 214**	***(954)***
Net interest bearing debt	**16 407**	**16 231**	***176***

Balance Sheet

NOK Million	31.12.2007	31.12.2006	*Change*
ASSETS			
Deferred tax asset	11	216	*(205)*
Other intangible assets	132	3 056	*(2 923)*
Property, plant and equipment	28 401	33 547	*(5 146)*
Investment in associated companies	234	333	*(99)*
Other non-current assets	529	425	*104*
Total non-current assets	**29 307**	**37 577**	***(8 270)***
Inventories	2 731	2 688	*43*
Receivables	3 811	3 999	*(188)*
Cash and cash equivalents	1 792	397	*1 395*
Other current assets	5 618	569	*5 049*
Total current assets	**13 953**	**7 653**	***6 299***
TOTAL ASSETS	**43 260**	**45 230**	***(1 970)***
Paid in equity	12 310	12 309	*1*
Retained earnings	3 322	5 791	*(2 469)*
Minority interests	365	450	*(85)*
Total equity	**15 957**	**18 550**	***(2 594)***
Pension obligations	519	530	*(12)*
Deferred tax	2 033	1 804	*230*
Interest bearing non-current liabilities	17 294	14 712	*2 582*
Other non-current liabilities	1 686	1 756	*(70)*
Total non-current liabilities	**21 533**	**18 802**	***2 731***
Interest-bearing current liabilities	1 141	3 114	*(1 973)*
Trade and other payables	3 702	3 833	*(131)*
Tax payable	73	123	*(50)*
Other current liabilities	814	808	*6*
Total current liabilities	**5 770**	**7 878**	***(2 108)***
Total liabilities	**27 304**	**26 680**	***623***
TOTAL EQUITY AND LIABILITIES	**43 260**	**45 230**	***(1 969)***
Net interest bearing debt	**16 407**	**17 320**	***(913)***

Balance Sheet – Q4 Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 31.12.2007:

NOK	29%
EUR	23%
AUD	13%
NZD	8%
USD	5%
CNY	4%
KRW	15%
Other	3%

Increase in Q4: NOK 107 mill

Debt

Distribution as of 31.12.2007:

NOK	4%
EUR	50%
AUD	13%
NZD	0%
USD	24%
CNY	3%
KRW	6%
Other	0%

Increase in Q4: NOK 232 mill

Currency rate change

Q3-Q4:

EUR	3,1%
AUD	-0,8%
NZD	2,0%
USD	-0,6%
CNY	2,1%
KRW	-1,7%

Decreased equity: NOK -125 mill.

Balance Sheet – YTD Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 31.12.2007:

NOK	29%
EUR	23%
AUD	13%
NZD	8%
USD	5%
CNY	4%
KRW	15%
Other	3%

Decrease in 2007:NOK -1942 mill

Debt

Distribution as of 31.12.2007:

NOK	4%
EUR	50%
AUD	13%
NZD	0%
USD	24%
CNY	3%
KRW	6%
Other	0%

Decrease in 2007:NOK -1260 mill

Currency rate change

YTD:

EUR	-3,4%
AUD	-3,5%
NZD	-4,5%
USD	-13,5%
CNY	-6,2%
KRW	-13,4%

Decreased equity: NOK -682 mill

Debt Maturity Schedule Q4 2007



DEBT MATURITY SCHEDULE AS OF 31.12.2007
Norske Skog
NOK million
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1,141
1,497
4,520
3,526
1,249
1,082
4,094
1,082
2008
2009
2010
2011
2012-14
2015-16
2017-19
2033

Norske Skog

CashFlow Q4 2007 vs Q3 2007

(NOK million)	Q4 2007	Q3 2007	*Change*
EBITDA incl. restr. costs	5 761	919	*4 842*
Adjustment of non-cash items in EBITDA[1)]	(4 869)	(80)	*(4 789)*
Change in Working Capital	287	197	*90*
Operational Cash Flow	**1 179**	**1 036**	***143***
Cash from net financial items	(317)	(120)	*(197)*
Taxes paid	(341)	(144)	*(197)*
Levered Operational Cash Flow	**521**	**772**	***(251)***
Investments (capex)	(599)	(449)	*(150)*
Sale of operational fixed assets	9	4	*5*
Other investments / divestments	-	-	-
Sale of shares	-	-	-
Dividend received	-	87	*(87)*
Dividend paid	-	-	-
Free Cash Flow	**(69)**	**414**	***(483)***
New equity	-	-	-
FX and other non cash items on cash and debt	**(54)**	817	*(871)*
Change in net interest bearing debt	**(123)**	**1 231**	***(1 354)***

Norske Skog

CashFlow Q4 2007 vs Q4 2006

(NOK million)	Q4 2007	Q4 2006	*Change*
EBITDA incl. restr. costs	5 761	1 296	*4 465*
Adjustment of non-cash items in EBITDA [1]	(4 869)	82	*(4 951)*
Change in Working Capital	287	(56)	*343*
Operational Cash Flow	**1 179**	**1 322**	***(143)***
Cash from net financial items	(317)	(593)	*276*
Taxes paid	(341)	(56)	*(285)*
Levered Operational Cash Flow	**521**	**673**	***(152)***
Investments (capex)	(599)	(589)	*(10)*
Sale of operational fixed assets	9	2	*7*
Dividend paid	-	-	-
Free Cash Flow	**(69)**	**86**	***(155)***
New equity	-	-	-
FX and other non cash items on cash and debt	(54)	378	*(432)*
Change in net interest bearing debt	**(123)**	**464**	***(587)***

CashFlow 2006 vs 2007

(NOK million)	2007	2006	*Change*
EBITDA incl. restr. costs	8 395	3 932	*4 463*
Adjustment of non-cash items in EBITDA[1)]	(4 313)	856	*(5 169)*
Change in Working Capital	(391)	(566)	*175*
Operational Cash Flow	**3 691**	**4 222**	*(531)*
Cash from net financial items	(1 011)	(1 365)	*354*
Taxes paid	(514)	(169)	*(345)*
Levered Operational Cash Flow	**2 166**	**2 688**	*(522)*
Investments (capex)	(1 746)	(1 722)	*(24)*
Sale of operational fixed assets	15	11	*1 737*
Other investments / divestments	-	1 213	*(11)*
Sale of shares	5	-	-
Dividends received	87	-	-
Dividend paid	(1 049)	(1 046)	*(3)*
Free Cash Flow	**(522)**	**1 144**	*(1 666)*
FX and other non cash items on cash and debt	1488	599	*889*
Change in net interest bearing debt	**966**	**1 743**	*(777)*

CashFlow by quarter 2005 - 2007

(NOK million)	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Clean EBITDA, segments	956	1 072	1 093	1 287	1 408	1 243	1 208	903	865
Clean EBITDA, other/elim	(31)	(34)	(8)	(40)	(80)	(68)	(70)	(52)	(90)
Clean EBITDA, total	**925**	**1 038**	**1 085**	**1 247**	**1 328**	**1 175**	**1 138**	**851**	**775**
Other EBITDA	(112)	1	(257)	(482)	(32)	(383)	(215)	69	4 986
IFRS EBITDA	**813**	**1 039**	**832**	**765**	**1 296**	**792**	**923**	**920**	**5 761**
Non-cash in EBITDA	(6)	-	280	494	82	418	218	(80)	(4 869)
Change in WC	556	(518)	(213)	221	(56)	(379)	(496)	197	287
Total	550	(518)	67	715	26	39	(278)	117	(4 582)
Operational CF	**1 363**	**521**	**899**	**1 480**	**1 322**	**831**	**645**	**1 037**	**1 179**
CF from net financials	(249)	(231)	(316)	(225)	(593)	(247)	(327)	(120)	(317)
Paid taxes	(87)	(39)	(9)	(65)	(56)	23	(52)	(144)	(341)
"Levered CF"	**1 027**	**251**	**574**	**1 190**	**673**	**607**	**266**	**773**	**521**
Capex	(807)	(333)	(468)	(332)	(589)	(199)	(499)	(449)	(599)
CF after Capex	220	(82)	106	858	84	408	(233)	324	(78)

Segmented results

Norske Skog

Financial Summary - Segments

		Europe News	Europe Mag	Europe Total	PanAsia	Australasia	South America
Revenue	Q4 06	2 446	1855	4301	1577	1048	375
	Q1 07	2 190	1624	3814	1381	969	312
	Q2 07	2 257	1556	3813	1433	985	345
	Q3 07	2 156	1767	3923	1329	940	316
	Q4 07	2 351	1715	4066	1367	971	309
EBITDA	Q4 06	466	226	692	290	246	180
	Q1 07	446	149	595	301	277	70
	Q2 07	456	148	604	241	278	85
	Q3 07	364	138	502	143	211	47
	Q4 07	334	83	417	156	228	65
EBIT	Q4 06	244	80	324	110	88	131
	Q1 07	266	(10)	256	137	102	26
	Q2 07	280	2	282	82	104	46
	Q3 07	194	(10)	184	(26)	29	18
	Q4 07	146	(54)	93	(14)	34	28
EBITDA %	Q4 06	19,0 %	12,2 %	16,1 %	18,4 %	23,4 %	48,1 %
	Q1 07	20,4 %	9,2 %	15,6 %	21,8 %	28,6 %	22,4 %
	Q2 07	20,2 %	9,5 %	15,8 %	16,8 %	28,2 %	24,6 %
	Q3 07	16,9 %	7,8 %	12,8 %	10,8 %	22,5 %	14,9 %
	Q4 07	14,2 %	4,8 %	10,2 %	11,4 %	23,5 %	21,0 %
EBIT %	Q4 06	10,0 %	4,3 %	7,5 %	7,0 %	8,4 %	35,0 %
	Q1 07	12,1 %	-0,6 %	6,7 %	9,9 %	10,5 %	8,3 %
	Q2 07	12,4 %	0,1 %	7,4 %	5,7 %	10,6 %	13,3 %
	Q3 07	9,0 %	-0,6 %	4,7 %	-2,0 %	3,1 %	5,7 %
	Q4 07	6,2 %	-3,1 %	2,3 %	-1,0 %	3,5 %	9,1 %

Operational Summary - Segment

		Europe News	Europe Mag	Europe Total	Asia	Australasia	South America
Production	Q4 06	537	328	865	376	203	76
(000 tonnes)	Q1 07	536	308	844	389	198	73
	Q2 07	537	322	859	391	213	77
	Q3 07	525	330	855	385	211	78
	Q4 07	494	324	817	375	209	75
Deliveries	Q4 06	567	338	905	397	211	76
(000 tonnes)	Q1 07	497	304	801	364	194	70
	Q2 07	517	296	813	392	196	77
	Q3 07	510	352	862	381	200	80
	Q4 07	562	339	901	361	215	76
Production/	Q4 06	99 %	96 %	98 %	84 %	90 %	97 %
Capacity (%)	Q1 07	97 %	89 %	94 %	96 %	90 %	94 %
	Q2 07	97 %	93 %	96 %	97 %	97 %	99 %
	Q3 07	95 %	95 %	95 %	96 %	96 %	100 %
	Q4 07	88 %	93 %	90 %	93 %	96 %	94 %
Deliveries/	Q4 06	104 %	99 %	102 %	89 %	94 %	97 %
Capacity (%)	Q1 07	90 %	88 %	89 %	90 %	88 %	90 %
	Q2 07	94 %	86 %	91 %	97 %	89 %	99 %
	Q3 07	93 %	102 %	96 %	95 %	91 %	103 %
	Q4 07	100 %	97 %	99 %	90 %	99 %	95 %

Europe Newsprint

NOK mill	Q4 07	Q3 07	Q4 06	2007	2006
Operating revenue	2 351	2 156	2 446	8 954	9 072
EBITDA	334	364	466	1 600	1 742
EBIT	146	194	244	886	768
Gross operating margin	14,2	16,9	19,1	17,9	19,2
Shipments	562	510	567	2 087	2 175
Production	494	525	537	2 092	2 151
Production / capacity	88	95	99	95	99

Europe Magazine

NOK mill	Q4 07	Q3 07	Q4 06	2007	2006
Operating revenue	1 715	1 767	1 855	6 662	6 748
EBITDA	83	138	226	518	933
EBIT	(54)	(10)	80	(72)	282
Gross operating margin	4,8	7,8	12,2	7,8	13,8
Shipments	339	352	338	1 291	1 279
Production	324	330	328	1 284	1 279
Production / capacity	93	95	96	93	93

Asia

NOK mill	Q4 07	Q3 07	Q4 06	2007	2006
Operating revenue	1 367	1 329	1 577	5 510	6 096
EBITDA	156	143	290	841	1 072
EBIT	(14)	(26)	110	179	327
Gross operating margin	11,4	10,8	18,4	15,3	17,6
Shipments	407	381	397	1 498	1 562
Production	375	385	376	1 505	1 553
Production / capacity	93	96	84	93	87

Australasia

NOK mill	Q4 07	Q3 07	Q4 06	2007	2006
Operating revenue	971	940	1 048	3 865	3 897
EBITDA	228	211	246	994	719
EBIT	34	29	88	269	68
Gross operating margin	23,5	22,4	23,5	25,7	18,4
Shipments	215	200	211	805	826
Production	209	211	203	830	798
Production / capacity	96	96	90	95	89

South America

NOK mill	Q4 07	Q3 07	Q4 06	2007	2006
Operating revenue	309	316	375	1 281	1 399
EBITDA	65	47	120	267	469
EBIT	28	18	71	115	289
Gross operating margin	21,0	14,9	32,1	20,8	33,5
Shipments	76	80	76	302	293
Production	75	78	76	303	297
Production / capacity	96	100	97	97	96

"Clean" EBITDA by quarter

	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [1]	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Europe newsprint	309	421	390	465	466	446	456	364	334
Europe magazine	220	254	176	277	226	149	148	138	83
Europe total	**529**	**675**	**566**	**742**	**692**	**595**	**604**	**502**	**417**
Asia [1]	170	242	268	197	290	301	241	143	155
Australasia	164	66	167	240	246	277	278	211	228
South America	93	89	92	108	180	70	85	47	65
Total regions	**956**	**1 072**	**1 093**	**1 287**	**1 408**	**1 243**	**1 208**	**903**	**865**
Other activities	25	11	(0)	0	0	-	0	4	(5)
Corp. Center, elim. etc	(56)	(49)	(12)	(40)	(81)	(68)	(79)	(57)	(85)
Clean EBITDA	**925**	**1 034**	**1 081**	**1 247**	**1 327**	**1 175**	**1 129**	**849**	**775**
Other gains and losses	208	5	4	5	-	-	9	-	-
Value changes power contracts	-	67	-	13	55	(22)	26	236	4 489
Value changes derivatives	-	(126)	(213)	(130)	(72)	(396)	(255)	(158)	439
Value changes other assets	-	-	-	-	-	-	-	-	27
Realised gain/loss commodities	-	65	29	14	36	37	14	(11)	31
Special, non-recurring items	-	(5)	(6)	(7)	(6)	(2)	-	2	-
Grid dispute, Brazil	(50)	-	-	-	-	-	-	-	-
Restruct Union	(270)	-	-	-	(45)	-	-	-	-
Restruct Parenco	-	-	(63)	-	-	-	-	-	-
Restruct Turnaround	-	-	-	(376)	-	-	-	-	-
EBITDA under IFRS	**813**	**1 040**	**832**	**765**	**1 296**	**792**	**923**	**919**	**5 761**

- **Q3 2006 is restated**

"Clean" EBIT by quarters

	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [1]	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Europe newsprint	37	148	153	223	244	266	280	194	146
Europe magazine	93	86	10	106	80	(10)	2	(10)	(54)
Europe total	**130**	**234**	**163**	**329**	**324**	**256**	**282**	**184**	**92**
Asia [1]	23	50	83	9	110	137	82	(26)	(14)
Australasia	(39)	(105)	12	73	88	102	104	29	34
South America	45	42	48	68	131	26	46	18	28
Total regions	**159**	**221**	**306**	**478**	**653**	**521**	**514**	**206**	**140**
Other activities	17	6	(0)	0	0	0	0	4	15
Corp. Center, elim. etc	(79)	(60)	(28)	(59)	(55)	(81)	(98)	(70)	(99)
Clean EBIT	**97**	**167**	**278**	**419**	**598**	**440**	**416**	**139**	**56**
Other gains and losses	208	5	4	5	-	-	9	-	1
Value changes power contracts	-	67	-	13	55	(22)	26	236	4 489
Value changes derivatives	-	(126)	(213)	(130)	(72)	(396)	(255)	(158)	439
Value changes other assets	-	-	-	-	-	-	-	-	27
Realised gain/loss commodities	-	65	29	14	36	37	14	(11)	31
Special, non-recurring items	-	(5)	(6)	(7)	(6)	(2)	-	2	-
Grid dispute, Brazil	(50)	-	-	-	-	-	-	-	(0)
Write-down PanAsia	-	-	(43)	-	-	-	-	-	-
Restruct Union	(270)	-	-	-	(45)	-	-	-	-
Write-down Union	(155)	-	-	-	-	-	26	-	-
Restruct Parenco	-	-	(63)	-	-	-	-	-	-
Loss Forestia	(24)	-	-	-	-	-	-	-	-
Restruct Turnaround	-	-	-	(376)	-	-	-	-	-
Permanent impairment	-	-	-	(3 190)	-	-	-	-	(4 866)
EBIT under IFRS	**(195)**	**172**	**(14)**	**(3 252)**	**567**	**57**	**236**	**208**	**176**

- **Q3 2006 is restated**

Norske Skog

Market update

February, 2007

Norske Skog

Demand changes 2007 vs 2006



Standard Newsprint World (YTD Nov): (0,5%)

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe	(1,1%)	(1,4%)	2,7%	0,6%
E. Europe	3,6%	4,1%	19,8%	9,9%
Europe Total	(0,3%)	(0,6%)	4,4%	1,7%

Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10,3%)	(8,3%)	4,8%	(3,2%)

Standard Newsprint China	Standard Newsprint S Korea
8,5%	3,0%

Standard Newsprint Far East Total
3,1%

Australasia	
Standard Newsprint	Standard & Improved Newsprint
2,4%	1,7%

S America
Standard Newsprint
7,8%

Source: PPPC, Cepiprint, NSI internal
Far-East, Brazil and World figures are ytd November, China is ytd October 2007
Other regions December ytd.

Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- **Demand in Europe:**
  - Q4 07/Q4 06: 0.2%
  - 2HY 07/2HY 06 : -1.0%
  - YTD December: -0.6%
- **Total deliveries from Western Europe:**
  - Q4 07/Q4 06: -0.6%
  - 2HY 07/2HY 06 : -1.2%
  - YTD December: -2.3%
- **Total deliveries of Newsprint from North America to Western Europe:**
  - YTD December: + 58%
  - Volumes back to levels in 2004/2005
- **Reference price Newsprint December:**
  - €550/mt for 45g/m²
  - + 4% from Dec 2006



NP+OUNC Demand in Europe
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q1
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3



Newsprint, 45 g/m², Germany
EUR/t
700
650
600
550
500
450
400
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Source: Cepiprint

Norske Skog

Newsprint - North America

- **Std. Newsprint demand:**
  - Q4 07/Q4 06: -9.0%
  - 2HY 07/2HY 06: -9.8%
  - YTD December: -10.3%
- **Uncoated Mech Papers (excl. SC) demand:**
  - Q4 07/Q4 06: +3.7%
  - 2HY 07/2HY 06: -0.3%
  - YTD December: -2.3%
- **Combined Std NP & Uncoated Mech (excl. SC) demand:**
  - Q4 07/Q4 06: -5.8%
  - 2HY 07/2HY 06: -7.4%
  - YTD December: -8.3%
- **Reference price Newsprint December:**
  - $625/mt for 45g/m²
  - +$20 since October 2007
    -$75 since December 2006



Newsprint + Uncoated Mechanical (without SC grades)
Demand in North America
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q1
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3



Newsprint, 45 g/m², US East Coast
USD/t
900
800
700
600
500
400
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Source: PPPC, RISI

Norske Skog

Newsprint shipments from N. Am. to Europe



North American market share in Europe
NA exports to Europe
Market share in %
Tonnes in 000's
250
200
150
100
50
-
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007
Q3-2007
Q4-2007

Source: PPPC

Canadian share of European newsprint market



European Demand
Canadian exports as % of European demand
Trend
12 000
10 000
8 000
6 000
4 000
2 000
0
tonnes (000's)
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
Market Share (%)
1991
1993
1995
1997
1999
2001
2003
2005
2007

Source: PPPC

Norske Skog

Newsprint Paper Prices in 45g and in EUR/t Europe and North America



600
560
520
480
440
400
Europe
US
Price difference €115 in December 2007
J M M J S N J M M J S N J M M J S N J M M J S N J M M J S N J M M J S N
02
03
04
05
06
07

Source: RISI Paper Trader January 2008

SC Magazine Paper - Europe

- **Demand in Europe:**
  - Q4 07/Q4 06: +3.4%
  - 2HY 07/2HY 06: +4.8%
  - YTD December: +4.1%
- **Total deliveries from Europe:**
  - Q4 07/Q4 06 : +0.8%
  - 2HY 07/2HY 06: +2.7%
  - YTD December: +2.4%
- **Reference price SC December:**
  - €590/mt, unchanged since Feb 2007
  - -20€ since Dec 2006


SC Magazine Demand in Europe
1000 tonnes
1 250
1 000
750
500
250
0
2002 Q1
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3


SC, 56 g/m2 roto, Germany
EUR/t
800
750
700
650
600
550
500
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Source: PPPC, Cepiprint, RISI

Norske Skog

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- **Demand in Europe:**
  - Q4 07/Q4 06: +7.0%
  - 2HY 07/2HY 06 : +5.8%
  - YTD December: + 4.5%

- **Total deliveries from Europe:**
  - Q4 07/Q4 06: + 3.4%
  - 2HY 07/2HY 06: + 2.4%
  - YTD December: + 0.7%

- **Reference price CMR December 2007**
  - €660/mt, unchanged since February 2007
  - -20€ since December 2006


CMR Demand in Europe
1000 tonnes
2 500
2 000
1 500
1 000
500
0
2002 Q1
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3


CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
2Q 1994
1Q 1995
4Q 1995
3Q 1996
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Source: PPPC, Cepiprint

Norske Skog

Magazine Paper Prices - Europe and North America

SC Paper Prices


SC Europe 56 g
SC USA 52 g / 35 lb
EUR/t
1000
800
600
400
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

LWC Paper Prices


LWC Europe 60 g / 40 lb
LWC USA 60 g / 40 lb
EUR/t
1200
1000
800
600
400
2Q 1997
1Q 1998
4Q 1998
3Q 1999
2Q 2000
1Q 2001
4Q 2001
3Q 2002
2Q 2003
1Q 2004
4Q 2004
3Q 2005
2Q 2006
1Q 2007
4Q 2007

Source: RISI

Asia

- **Demand standard newsprint:**
  - YTD November 2007
    - Far East total: + 3.1%
    - Non-Japan Far-East: + 5.2%
    - China: + 8.5% (YTD October)
    - South Korea: + 3.0% (YTD December)
    - India: +6.1%

- **Prices Q4 2007**

Korea	USD 660 (46 gsm)
China	USD 511 (48.8 gsm excl. vat)
India	USD 615 (45 gsm)
Hong Kong	USD 562 (48.8 gsm)

Source: PPPC, Cepiprint, NSI internal

Australasia - 2007 vs 2006

- **Demand Standard Newsprint:**
  - YTD December: +2.4%
    - Stronger retail economy
    - Tasman Mill downtime at end of Q4.

- **Prices:**
  - Australia: Newsprint down 7% from July 1st 2007
  - New Zealand: Newsprint down 4.5% from July 1st 2007 with intention to remain unchanged until the end of 2008

Source: PPPC, Cepiprint, NSI internal

South America 2007 vs 2006

- **Demand – Standard Newsprint**
  - Regional demand: + 7.9 %
  - Brazil demand: +1.1%
    - Customers reduced their inventory level (from 60 to near 40 days estimated to December 2007)
  - Brazil consumption: +12% due to new titles and increased circulation/ad lineage.

- **Prices**
  - Downward pressure on prices in Brazil bottoms out in Q4.
  - Price Brazil 45g December 2007 = USD 600/t

Source: PPPC, Cepiprint, NSI internal

82-5226
070208

Report for the fourth quarter of 2007

* The fourth quarter of 2007: Gross operating profit before special items NOK 775 million (NOK 850 million in the third quarter); operating profit after depreciation NOK 56 million (NOK 139 million in the third quarter). The lower profit is mainly due to production curtailments in Europe and a stronger Norwegian krone.
* Full year 2007: Gross operating profit before special items NOK 3,938 million (NOK 4,702 million in 2006); operating profit after depreciation NOK 1,060 million (NOK 1,476 million in 2006). The lower profit is due to cost increases on input factors, lower prices in most main markets and adverse currency developments.
* The administration has proposed to shut down three paper machines in Europe and Asia with a total newsprint capacity of 450,000 tonnes. Expected reduction in fixed cost is approximately NOK 250 million.
* A comprehensive reorganisation and de-manning will be carried out of the head office functions, and expected saving is at least NOK 150 million.
* The board proposes that no dividend be disbursed for the year 2007

Key figures (unaudited)

		Q4 07	Q3 07	Q4 06	2007	2006
Operating income	NOK mill.	6,956	6,641	7,704	27,118	28,812
Gross operating profit *	NOK mill.	775	851	1,328	3,938	4,702
Operating profit *	NOK mill.	56	139	599	1,060	1,476
Gross operating margin *	%	11.1%	12.8 %	17.2 %	14.5 %	16.3 %
Net operating margin *	%	0.8%	2.1%	7.8%	3.9%	5.1%
Return on capital employed *	%	0.7%	1.5%	6.2%	3.0%	3.6%
Profit/loss before tax	NOK mill.	-82	280	318	235	-3,480
Profit/loss	NOK mill.	-910	205	209	-683	-3,017
Profit/loss per share	NOK	4.65	1.20	1.30	3.26	14.84
Cash flow from operations	NOK mill.	521	772	673	2,166	2,763
Cash flow per share	NOK	2.75	4.07	3.56	11.43	14.60
Net interest-bearing debt	NOK mill.	16,282	16,231	17,320	16,282	17,320
Net interest-bearing debt / Equity		1.05	0.96	0.93	1.05	0.93
Production	1000 tonnes	1,476	1,529	1,520	6,049	6,078
Deliveries	1000 tonnes	1,599	1,523	1,589	6,027	6,106

* The numbers are exclusive of income statement items which are considered not to be associated with the underlying operations. The relation to the IFRS figures are shown in the table below.

	Q4 07	Q3 07	Q4 06	2007	2006

Gross operating profit before special items	NOK mill.	**775**	**851**	**1,328**	**3,938**	**4,702**
Change in value energy contracts	NOK mill.	4489	236	55	4729	135
Change in value derivatives	NOK mill.	439	-158	-72	-370	-541
Change in value other assets	NOK mill.	27	0	0	27	0
Realised gains / losses raw materials contracts	NOK mill.	31	-11	36	71	144
Other special items	NOK mill.	0	2	-6	0	-24
Reorganisation costs	NOK mill.	0	0	-45	0	-484
Gross operating profit IFRS	NOK mill.	**5,761**	**920**	**1,296**	**8,395**	**3,932**

		Q4 07	Q3 07	Q4 06	2007	2006
Operating profit before special items	NOK mill.	**56**	**139**	**599**	**1,060**	**1,476**
Change in value energy contracts	NOK mill.	4489	236	55	4729	135
Change in value derivatives	NOK mill.	439	-158	-72	-370	-541
Change in value other assets	NOK mill.	27	0	0	27	0
Realised gains / losses raw materials contracts	NOK mill.	31	-11	36	71	144
Other special items	NOK mill.	0	2	-6	0	-24
Reorganisation costs	NOK mill.	0	0	-45	0	-484
Write-downs	NOK mill.	-4,866	0	0	-4,840	-3,233
Operating profit IFRS	NOK mill.	**176**	**208**	**567**	**677**	**-2,527**

Details on special items in the operating result

Based on the expected long-term development in the newsprint demand, the fact that the politically determined energy contracts in Norway expire in 2010 and the assumptions for the long-term development of the US dollar exchange rate, a comprehensive assessment of asset values and other matters was carried out in November/December 2007. The final accounting effects are that tangible fixed assets were written down by about NOK 2 billion and goodwill by about NOK 2.8 billion in the fourth quarter of 2007. The value of energy contracts in Norway has been included in the balance sheet with a value of slightly less than NOK 4.5 billion after deducting economic rent taxation. This amount has been included in the gross and net operating result under IFRS, but not in the underlying result. This manner of recognising energy contracts follows from the accounting rules as long as parts of the volume is not for own use. A corresponding valuation will take place in each quarter in the coming years, and this may have significant accounting effects. Amortization of the amount will take place during the period 2008 – 2020 and will be included in the group's gross operating result under IFRS, but this will not influence the underlying result neither for segments nor for the group.

In the fourth quarter of 2007 NOK 439 million was recognised as income as a result of change in value of embedded derivatives etc., mainly in connection with energy contracts in Norway and Brazil. Most of the amount concerns energy contracts in Brazil and is connected with

changes in expected long-term exchange rate developments between BRL and USD. In addition, NOK 31 million has been recognised as income from realised gains from raw materials contracts. In the tables above, parts of amounts which were previously referred to as change in value of embedded derivatives have been reclassified as change in value of energy contracts or realised gains on raw materials contracts.

In addition, NOK 27 million has been recognised as income from change in value of forest properties in Brazil in the fourth quarter of 2007. The amount is not included in the reported result for the South America segment.

As of 2008, the operating result before special items will be replaced by the terms "underlying gross operating result" and "underlying net operating result". The main difference from the term used so far is that realised currency gains/losses from cash flow hedging are included in the underlying gross and net operating result. The amounts will remain under financial items in the IFRS income statement. Another change is that part of the depreciations which is included in the changes in inventory, is kept separate when reporting the underlying gross operating result.

Comments to the accounts - Group

The result in the fourth quarter of 2007 compared with the third quarter of 2006

The fourth quarter gross and net operating result before special items is somewhat weaker than in the previous quarter, as expected. The main reasons for this are production curtailments to reduce inventories and a significantly stronger Norwegian krone than in the previous quarter.

As mentioned above, the net result in the fourth quarter is strongly influenced by several one-off items and other matters not related to the operations. None of these accounting items have any cash effect.

The 2007 result compared with 2006

Gross operating profit before special items is NOK 764 million lower. With the exception of Australasia, where rebuilding work took place in 2006, all segments show results that are

weaker than in the preceding year, in some cases significantly weaker. The main reasons for this are cost increases, currency effects and lower prices in most markets except newsprint in Europe.

When comparing the 2007 net result with the corresponding figure for 2006, the one-off items mentioned above must be taken into account, as well as the fact that provisions of NOK 484 million were made for redundancies and fixed assets and goodwill were written down by NOK 3.3 billion in 2006.

Financial items

Financial items

		Q4/07	Q3/07	Q4/06	2007	2006
Net interest costs	NOK mill.	-289	-291	-254	-1,098	-982
Interest hedging	NOK mill.	38	13	14	72	7
Gain/loss currency	NOK mill.	28	370	98	668	-17
Other financial items	NOK mill.	-36	-26	-107	-121	-163
Total financial items	NOK mill.	-259	66	-249	-479	-1,155

The interest costs in the fourth quarter of 2007 were almost unchanged compared with the previous quarter. There was a small currency gain in the fourth quarter, while there was a large gain in the third quarter. For 2007 as a whole, the currency gains were NOK 668 million, and a large proportion of these were unrealised. In a normal year, the financial items will be significantly higher than in 2007.

Tax costs

The tax costs were NOK 828 million in the fourth quarter of 2007 and NOK 918 million for 2007 as a whole. The tax cost is influenced by about NOK 700 million in total from the recognition of energy contracts in Norway as income and write-down of fixed assets. In addition, an amount of NOK 240 million is included, which is the final settlement of a matter

stemming from a subsidiary of what was then Fletcher Challenge and which was acquired in 2000. In this matter, an agreement was reached between Norske Skog and Canadian tax authorities in November 2007. Norske Skog has previously stated that the matter could result in a claim of up to NOK 4.5 billion, as referred to in Note 10 of the 2006 group accounts.

Cash flow

The cash flow from operations, exclusive of financial costs paid and taxes paid, was NOK 521 million in the fourth quarter of 2007 and NOK 2,166 million for the entire year. The low cash flow in the fourth quarter is mainly a result of the payment in connection with the mentioned Canadian tax matter, and the fact that the financial items paid are somewhat higher than the financial items in the income statement. Before financial items and tax, the cash flow in the fourth quarter was approximately NOK 150 million higher than in the third quarter, reflecting a positive development in the working capital during the quarter.

Balance sheet

Total assets were NOK 43.1 billion as of 31 December 2007, a reduction of NOK 2.1 billion from the previous year-end. Tangible fixed assets (including goodwill) were reduced by NOK 8.4 billion in total as a result of currency effects, write-downs and the fact that capitalised investments were lower than the depreciations. Other assets have increased by NOK 6.3 billion due to relatively large short-term investments and as a result of the value of Norwegian energy contracts being included in the balance sheet with slightly more than NOK 4.5 billion.

Net interest-bearing debt was NOK 16.4 billion as of 31 December 2007, a reduction of NOK 1 billion through the year. The reduction is due to currency effects. At the end of the year, Norske Skog had a liquidity reserve including undrawn credit facilities of NOK 7.8 billion. The average term of interest-bearing debts was 5.9 years. Loans which fall due in 2008 amount to NOK 1.1 billion. In November 2007, Norske Skog's debt was downgraded by the rating agency Moody's, to Ba2 from previously Ba1, and in January 2008, the rating agency Standard & Poor's downgraded Norske Skog's debt to BB from BB+.

Gearing (net interest-bearing debt/equity) was 1.05 as of 31 December 2007 compared with 0.96 at the previous year-end.

Capitalised investments in 2007 amounted to NOK 1.7 billion, unchanged from 2006. The largest individual item is the Pisa PM2 project, which amounts to NOK 380 million. Other major projects are the final part of a quality improvement project at Norske Skog Saugbrugs, and the moving of the TMP plant from the shut-down mill Norske Skog Union to Norske Skog Follum.

Dividend

Due to Norske Skog's weak result for 2007 and the company's financial position, the board's recommendation to the general meeting is that no dividend should be disbursed for the accounting year 2007.

Profit improvement and debt reduction strategy

Increased costs and overcapacity have reduced Norske Skog's profitability to an unsatisfactory level. In addition, the company's debt is high in relation to cash flow. In the opinion of the board, Norske Skog must focus on cost reduction, debt reduction and improved utilisation of the company's overall production capacity. Work is also underway on long-term structural solutions for parts of the activities.

Profit improvement program

The comprehensive program initiated in the autumn of 2006 has generated a result improvement of about NOK 500 million in the fourth quarter, compared with the base year 2005. Annualised, this equals NOK 2 billion, and the goal of achieving improvements of NOK 3 billion by the end of 2008 remains firm. The net effect on the result of this have so far been offset by price increases on input factors, the currency situation and an unsatisfactory price level due to overcapacity. Norske Skog has therefore implemented additional measures, primarily a decision to introduce a production curtailment of 200,000 tonnes of newsprint in Europe in 2008.

Improved capacity utilisation

At the beginning of December, the board decided to accelerate the process of assessing the individual mills and paper machines. The purpose is to identify which paper machines can be permanently shut down or possibly converted to produce other paper grades. The assessments

are mainly based on long-term market development and on cost conditions, including marginal analyses.

Norske Skog's administration has arrived at the following proposal which will be discussed in the board meeting on 4 March and finally be decided upon in the corporate assembly on 12 March:

- PM2 at Norske Skog Follum is to be shut down indefinitely. The machine has a capacity of 130,000 tonnes.
- Norske Skog Steti in the Czech Republic, with a capacity of 130,000 tonnes, is shut down permanently. As this concerns a paper machine in a large industrial complex, the sale of the machine with conversion to other grades will be considered.
- Norske Skog Cheongwon in Korea, with a capacity of 190,000 tonnes, will be shut down indefinitely.

The proposal calls for the shut-down of facilities with a total newsprint production capacity of 450,000 tonnes. All shut-downs are expected to be carried out during 2008. The administration will continue the process and involve affected parties in accordance with local laws and regulations.

The estimated annual savings in fixed costs are about NOK 250 million, which will take full effect in 2009.

Reorganisation and staff reduction at the head office

A significant potential for cost savings at the head office has been identified, amounting to at least NOK 150 million and taking full effect in 2009. The group management team will be reduced to seven members, from presently nine, and a significant staff reduction is being planned.

Accounting effects of shut-downs and head office staff reductions

The proposal to shut down three paper machines involves write-downs of fixed assets totalling about NOK 1.1 billion. Due to shut-downs and staff reductions, a total of 420 employees will become redundant. Based on preliminary calculations, provisions for severance pay, etc. will be about NOK 220 million. The write-downs and provisions will be

recognised in the accounts in the first quarter of 2008, contingent upon the corporate assembly's approval.

The total cost reduction will be about NOK 400 million, taking full effect from 2009.

Sale of assets

An agreement has been entered into for the sale of a port property in New Zealand which the company no longer needs. The sale will be recognised in the accounts in the first quarter of 2008 and generate a gain of about NOK 60 million, and a cash payment of about NOK 100 million.

The process of selling the company's properties which are not production-related, including the company's main office at Oxenøen, outside of Oslo, is underway.

Long-term sale and purchasing agreements

In November 2007, Norske Skog entered into a multi-year delivery agreement for newsprint to British media group News International Ltd. Most of the volume will be delivered from Norske Skog Skogn, and amounts to a significant part of the mill's production capacity.

In December 2007, five-year framework agreements were entered into with the Norwegian forest owner co-ops for the delivery of pulpwood. The agreements are subject to approvals by the governing bodies in the affected parties..

New biofuel activities

In cooperation with the Norwegian forest owner federations, a decision has been made to establish a joint venture for development and production of biofuel based on wood. The company will be established with a share capital of NOK 30 million and 60 per cent of the company will be owned by Norske Skog. A prototype facility for biodiesel will be built in conjunction with Norske Skog Follum. The company's objective is to establish 1 – 2 full-scale biodiesel production facilities.

US class action lawsuit dropped

in June 2004, Norske Skog and a subsidiary in the US were named in a class action lawsuit filed by several plaintiffs before a US federal court. The case concerned behaviour allegedly hindering competition in connection with publication paper. In December 2007, the lawsuit was dropped voluntarily, without Norske Skog making any commitment or pledge.

Health and safety

The H value (injuries with absence per million working hours) was 1.7 in the 12-month period from 1 January 2007 to 31 December 2007. Seven of the mills had zero injuries in 2007.

Shares

A significant net sale of shares from abroad to Norway took place in the fourth quarter of 2007, reducing the foreign share ownership from 67 per cent as of 30 September 2007 to 49 per cent at year-end. The traded volumes increased successively through 2007, and a total of 645 million Norske Skog shares were traded in 2007. This gives a turnover rate of 3.4.

In December 2007, the company Unionen AS flagged an ownership interest of 5.9 per cent, and demanded an extraordinary general meeting in Norske Skog to elect new members to the corporate assembly and the election committee. The general meeting was held on 10 January 2008 and it decided that no replacements would take place until the ordinary general meeting.

In December, the US asset management firm Third Avenue reported that they owned more than 5 per cent of the shares in Norske Skog, but in January 2008 the company had reduced their ownership to less than 5 per cent again.

Operations and market

As in previous years, 2007 saw a seasonal upturn in demand in the autumn. Norske Skog's overall deliveries in the fourth quarter was 5 per cent higher than in the third quarter of 2007, and marginally higher than in the fourth quarter of 2006. For 2007 as a whole, the deliveries were somewhat lower than in 2006.

The world' s demand for newsprint during the period January – November 2007 is estimated to be 0.5 per cent lower than in the corresponding period in 2006. The reduction in North

America of around 10 % is mostly offset by continued strong growth in Asia. In spite of mostly unchanged newsprint demand globally, the market balance for newsprint has deteriorated through 2007 due to new capacity in China. As regards magazine paper, there was a substantial increase in demand in 2007.

Norske Skog's production in the fourth quarter of 2007 was 3.5 per cent lower than in the third quarter, primarily due to production curtailments in the Europe Newsprint segment to reduce stocks. For 2007 as a whole, there was only a marginal reduction in production volume in spite of shut-down of capacity during 2006.

Europe newsprint

Key figures		**Q4/07**	**Q3/07**	**Q4/06**	**2007**	**2006**
Operating income	NOK mill.	2,351	2,156	2,446	8,954	9,072
Gross operating profit	NOK mill.	334	364	466	1,600	1,742
Operating profit	NOK mill.	146	194	244	886	768
Gross operating margin	%	14.2	16.9	19.1	17.9	19.2
Deliveries	1000 tonnes	562	510	567	2,086	2,176
Production	1000 tonnes	494	525	537	2,092	2,151
Production/capacity	%	88	95	99	94	97

The result in the fourth quarter of 2007 was lower than in the third quarter, as expected. This was mainly due to substantially lower production. Compared with full capacity, the reduction was about 50,000 tonnes. The weaker result for the entire year is partly due to lower volumes, but also due to a stronger Norwegian currency and cost increases.

The demand for newsprint (including improved qualities) in Europe was marginally lower in 2007 than in 2006. Growth in Italy, Spain and in most Eastern European countries was good,

while demand fell somewhat in the UK and Germany. The price level, measured in local currency, was stable.

For the year as a whole, imports from Canada grew substantially compared with 2006, so that the total volume was at about the same level as in 2005. Due to an increased Canadian market share, the total deliveries from the European newsprint industry were reduced by 2 per cent compared with 2006.

Europe magazine paper Key figures		**Q4/07**	**Q3/07**	**Q4/06**	**2007**	**2006**
Operating income	NOK mill.	1,715	1,767	1,855	6,662	6,748
Gross operating profit	NOK mill.	83	138	226	518	933
Operating profit/loss	NOK mill.	-54	-10	80	-72	282
Gross operating margin	%	4.8	7.8	12.2	7.8	13.8
Deliveries	1000 tonnes	339	352	338	1,291	1,247
Production	1000 tonnes	324	330	328	1,284	1,279
Production/capacity	%	93	95	96	93	93

The segment's result was very weak, both for the fourth quarter of 2007 and for the year as a whole. During the quarter, there were substantially higher energy costs at one of the mills and for market pulp, as well as high maintenance costs at Norske Skog Saugbrugs.

Measured in volume, there was a good increase in demand for magazine paper in 2007, with an increase in Europe of between 4 and 5 per cent for both SC (uncoated) and CMR (coated) paper. Demand in North America also increased. The price level remained very low due to structural excess capacity. Towards the end of 2007, significant price hikes were implemented in North America, and the market balance has been significantly improved when entering 2008, due to shut-downs.

Asia

Key figures		**Q4/07**	**Q3/07**	**Q4/06**	**2007**	**2006**
Operating income	NOK mill.	1,367	1,329	1,577	5,511	6,096
Gross operating profit	NOK mill.	155	143	290	841	997
Operating profit/loss	NOK mill.	-14	-26	110	178	252
Gross operating margin	%	11.3	10.8	18.4	15.3	17.6
Deliveries	1000 tonnes	407	381	397	1,544	1,562
Production	1000 tonnes	374	385	376	1,540	1,553
Production/capacity	%	93	96	84	96	87

The segment had an unsatisfactory result in the fourth quarter of 2007 as well, although there was a minor increase compared with the previous quarter. It is mainly higher recovered paper costs and a low price level for newsprint in several Asian markets which form the underlying causes of the weak result.

The good volume development continued in the fourth quarter, and newsprint demand in Asia as a whole increased by 3 per cent during the period January – November 2007, compared with the corresponding period in 2006. In China, there is an estimated increase of 8-9 per cent, in India 6 per cent and in the mature South Korean market 3 per cent. The price level has mostly remained stable in the fourth quarter, but a price increase is expected in several Asian markets in 2008.

Australasia

Key figures		**Q4/07**	**Q3/07**	**Q4/06**	**2007**	**2006**
Operating income	NOK mill.	971	940	1,048	3,865	3,897
Gross operating profit	NOK mill.	228	211	246	994	719
Operating profit	NOK mill.	34	29	88	268	68
Gross operating margin	%	23.5	22.4	23.5	25.7	18.5
Deliveries	1000 tonnes	215	200	211	806	827
Production	1000 tonnes	209	211	203	830	798
Production/capacity	%	96	96	90	95	89

The Australasia result in the fourth quarter of 2007 was marginally up compared with the previous quarter. Taking into consideration lower prices from 1 July 2007, the result and margin are satisfactory and reflect significantly lower costs after the restructuring of the mill portfolio in the region in 2006.

The newsprint demand in the region was about 2 per cent higher in 2007 than in 2006.

South America Key figures		Q4/07	Q3/07	Q4/06	2007	2006
Operating income	NOK mill.	309	316	375	1,281	1,399
Gross operating profit	NOK mill.	65	47	180	267	469
Operating profit	NOK mill.	28	18	131	115	289
Gross operating margin	%	21.0	14.9	48.0	20.8	33.5
Deliveries	1000 tonnes	76	80	76	300	294
Production	1000 tonnes	75	78	76	303	297
Production/capacity	%	94	100	98	97	96

The result shows a small improvement from the previous quarter due to a favourable cost development.

For the period January – November 2007 the demand in South America increased by about 8 per cent compared with the corresponding period in 2006. The increase mainly took place towards the end of the period and is a result of reduced customer stocks. Thus, the increase in demand comes more into line with the reported increase in underlying consumption, which was above 10 per cent in Brazil.

Lysaker, 6 February 2008

The Board of Norske Skogindustrier ASA

Norske Skog Group

Key Figures (unaudited)

		Q4/07	Q3/07	Q4/06	2007	2006
Operating revenue	Mill. NOK	6 956	6 641	7 704	27 118	28 812
Gross operating earnings *	Mill. NOK	775	851	1 328	3 938	4 702
Operating earnings *	Mill. NOK	56	139	599	1 060	1 476
Gross operating margin *	%	11,1 %	12,8 %	17,2 %	14,5 %	16,3 %
Net operating margin *	%	0,8 %	2,1 %	7,8 %	3,9 %	5,1 %
Return on capital employed	%	0,7 %	1,5 %	6,2 %	3,0 %	3,6 %
Profit before tax	Mill. NOK	(82)	280	318	235	(3 480)
Net profit	Mill. NOK	(910)	205	209	(683)	(3 017)
Earnings per share	NOK	(4,65)	1,20	1,30	(3,26)	(14,84)
Cash flow from operating activities	Mill. NOK	521	772	673	2 166	2 763
Cash flow per share	NOK	2,75	4,07	3,56	11,43	14,60
Net interest bearing debt	Mill. NOK	16 408	16 231	17 320	16 408	17 320
Net interest bearing debt / Equity	Ratio	1,05	0,96	0,93	1,05	0,93
Production volume	1 000 tonnes	1 476	1 529	1 520	6 049	6 078
Deliveries	1 000 tonnes	1 599	1 523	1 589	6 027	6 106

* The numbers are exclusive of items that are deemed not to be related to the underlying operation.
The numbers are rconciled to the IFRS accounts in the tables below.

		Q4/07	Q3/07	Q4/06	2007	2006
Gross operating earnings before special items	Mill. NOK	**775**	**851**	**1 328**	**3 938**	**4 702**
Value changes energy contracts	Mill. NOK	4 489	236	55	4 729	135
Value changes derivatives	Mill. NOK	439	(158)	(72)	(370)	(541)
Value changes other assets	Mill. NOK	27	0	0	27	0
Realised profit / loss commodity contracts	Mill. NOK	31	(11)	36	71	144
Special, non-recurring items	Mill. NOK	0	2	(6)	0	(24)
Restructuring expenses	Mill. NOK	0	0	(45)	0	(484)
Gross operating earnings IFRS	Mill. NOK	**5 761**	**920**	**1 296**	**8 395**	**3 932**

		Q4/07	Q3/07	Q4/06	2007	2006
Operating earnings before special items	Mill. NOK	**56**	**139**	**599**	**1 060**	**1 476**
Value changes energy contracts	Mill. NOK	4 489	236	55	4 729	135
Value changes derivatives	Mill. NOK	439	(158)	(72)	(370)	(541)
Value changes other assets	Mill. NOK	27	0	0	27	0
Realised profit / loss commodity contracts	Mill. NOK	31	(11)	36	71	144
Special, non-recurring items	Mill. NOK	0	2	(6)	0	(24)
Restructuring expenses	Mill. NOK	0	0	(45)	0	(484)
Impairments	Mill. NOK	(4 866)	0	0	(4 840)	(3 233)
Operating earnings IFRS	Mill. NOK	**176**	**208**	**567**	**677**	**(2 527)**

Norske Skog Group

Income Statement

NOK million

	Q4/07	Q3/07	Q4/06	2007	2006
Operating revenue	**6 956**	**6 641**	**7 704**	**27 118**	**28 812**
Distribution costs	(592)	(631)	(630)	(2 400)	(2 521)
Cost of materials	(3 709)	(3 778)	(3 931)	(15 214)	(15 498)
Change in inventory	(473)	31	(277)	144	(102)
Employee benefit expenses	(860)	(875)	(878)	(3 495)	(3 800)
Other operating expenses	(544)	(537)	(646)	(2 221)	(2 187)
Restructuring expenses	0	0	(45)	0	(484)
Other gains and losses	4 983	69	(1)	4 463	(288)
Gross operating earnings	**5 761**	**920**	**1 296**	**8 395**	**3 932**
Depreciation and amortisation	(719)	(712)	(729)	(2 878)	(3 226)
Impairments	(4 866)	0	0	(4 840)	(3 233)
Operating earnings	**176**	**208**	**567**	**677**	**(2 527)**
Share of profit in associated companies	1	6	0	37	202
Financial items	(259)	66	(249)	(479)	(1 155)
Profit before tax	**(82)**	**280**	**318**	**235**	**(3 480)**
Income tax expense	(828)	(75)	(109)	(918)	463
Net profit	**(910)**	**205**	**209**	**(683)**	**(3 017)**
Attributable to minority interests	(30)	(16)	(36)	(65)	(208)
Attributable to equity holders of the company	**(880)**	**221**	**245**	**(618)**	**(2 809)**
Earnings per share	(4,65)	1,20	1,30	(3,26)	(14,84)

Balance Sheet

NOK million

	31.12.07	30.09.07	31.12.06
ASSETS			
Deferred tax asset	11	99	216
Other intangible assets	132	2 945	3 056
Property, plant and equipment	28 401	30 621	33 547
Investments in associated companies	234	219	333
Other non-current assets	529	416	425
Total non-current assets	**29 307**	**34 300**	**37 577**
Inventory	2 731	3 130	2 688
Receivables	3 811	3 765	3 999
Cash and cash equivalents	1 792	1 966	397
Other current assets	5 619	1 053	569
Total current assets	**13 953**	**9 914**	**7 653**
Total assets	**43 260**	**44 214**	**45 230**
Shareholders' equity and liabilities			
Paid-in equity	12 310	12 310	12 309
Retained earnings	3 282	4 168	5 791
Minority interests	365	386	450
Total equity	**15 957**	**16 864**	**18 550**
Pension obligations	519	503	530
Deferred tax	2 033	1 492	1 804
Interest-bearing non-current liabilities	17 294	17 111	14 712
Other non-current liabilities	1 687	1 931	1 756
Total non-current liabilities	**21 533**	**21 037**	**18 802**
Interest-bearing current liabilities	1 141	1 201	3 114
Trade and other payables	3 702	3 573	3 833
Tax payable	73	186	123
Other current liabilities	854	1 353	808
Total current liabilities	**5 770**	**6 313**	**7 878**
Total liabilities	**27 303**	**27 350**	**26 680**
Total equity and liabilities	**43 260**	**44 214**	**45 230**

Norske Skog Group

Cash Flow Statement

NOK million	Q4/07	Q3/07	Q4/06	2007	2006
Cash flow from operating activities					
Cash generated from operations	6 937	6 834	7 652	27 238	28 905
Cash used in operations	(5 758)	(5 798)	(6 330)	(23 547)	(24 608)
Cash from net financial items	(317)	(120)	(593)	(1 011)	(1 365)
Taxes paid	(341)	(144)	(56)	(514)	(169)
Net cash flow from operating activities	**521**	**772**	**673**	**2 166**	**2 763**
Cash flow from investing activities					
Investments in operational fixed assets	(599)	(449)	(589)	(1 746)	(1 722)
Sales of operational fixed assets	9	4	2	15	11
Net cash from sold shares in other companies	0	0	0	87	1 213
Net cash flow from investing activities	**(590)**	**(445)**	**(587)**	**(1 644)**	**(498)**
Cash flow from financing activities					
Net change in non-current liabilities	5	(417)	(2 765)	3 307	(3 977)
Net change in current liabilities	(93)	(1 449)	2 450	(1 355)	2 343
Purchase / sale treasury shares	0	0	0	5	0
Dividend received	0	0	0	0	0
Dividend paid [1)]	0	0	0	(1 049)	(1 046)
Net cash flow from financing activities	**(88)**	**(1 866)**	**(315)**	**908**	**(2 680)**
Translation difference	5	(15)	(6)	(29)	(1)
Total change in liquid assets	**(152)**	**(1 554)**	**(235)**	**1 401**	**(416)**

[1] The amounts include dividend paid to minority shareholders in the group.

Norske Skog Group

Revenue and profit by segment

Operating revenue

NOK million	Q4/07	Q3/07	Q4/06	2007	2006
Europe					
Newsprint	2 351	2 156	2 446	8 954	9 058
Magazine paper	1 715	1 767	1 855	6 662	6 762
Total Europe	**4 066**	**3 923**	**4 301**	**15 616**	**15 820**
Asia					
Newsprint	1 367	1 329	1 577	5 511	6 096
Australasia					
Newsprint	971	940	1 048	3 865	3 897
South America					
Newsprint	309	316	375	1 281	1 399
Other items					
Other industry in Norway	7	4	2	11	109
Other revenues	493	365	487	1 684	2 223
Staff/eliminations	(257)	(236)	(86)	(823)	(732)
Total other items	**243**	**133**	**403**	**872**	**1 600**
Total group	**6 956**	**6 641**	**7 704**	**27 145**	**28 812**

Gross operating earnings

NOK million	Q4/07	Q3/07	Q4/06	2007	2006
Europe					
Newsprint	334	364	466	1 600	1 742
Magazine paper	83	138	226	518	933
Total Europe	**417**	**502**	**692**	**2 118**	**2 675**
Asia					
Newsprint	155	143	290	841	997
Australasia					
Newsprint	228	211	246	994	719
South America					
Newsprint	65	47	180	267	469
Other items					
Other industry in Norway	(4)	4	0	0	11
Staff/eliminations	(83)	(57)	(81)	(288)	(167)
Other gains and losses	4 983	69	14	4 463	(288)
Restructuring expenses	0	0	(45)	0	(484)
Total other items	**4 896**	**16**	**(112)**	**4 175**	**(928)**
Total group	**5 761**	**919**	**1 296**	**8 395**	**3 932**

Norske Skog Group

Revenue and profit by segment

Operating earnings

NOK million	Q4/07	Q3/07	Q4/06	2007	2006
Europe					
Newsprint	146	194	244	886	768
Magazine paper	(54)	(10)	80	(72)	282
Total Europe	**92**	**184**	**324**	**814**	**1 050**
Asia					
Newsprint	(14)	(26)	110	178	252
Australasia					
Newsprint	34	29	88	268	68
South America					
Newsprint	28	18	131	115	289
Other items					
Other industry in Norway	(8)	4	0	(8)	6
Staff/eliminations	(73)	(70)	(55)	(313)	(202)
Other gains and losses	4 983	69	14	4 463	(273)
Restructuring expenses	0	0	(45)	0	(484)
Impairments	(4 866)	0	0	(4 840)	(3 233)
Total other items	**36**	**3**	**(86)**	**(698)**	**(4 186)**
Total group	**176**	**208**	**567**	**677**	**(2 527)**

Norske Skog Group
Production and deliveries by segment

Production *1 000 tonnes*	Q4/07	Q3/07	Q4/06	2007	2006
Europe					
Newsprint	494	525	537	2 092	2 151
Magazine paper	324	330	328	1 284	1 279
Total Europe	**818**	**855**	**865**	**3 376**	**3 430**
Asia					
Newsprint	374	385	376	1 540	1 553
Australasia					
Newsprint	209	211	203	830	798
South America					
Newsprint	75	78	76	303	297
Total newsprint	**1 152**	**1 199**	**1 192**	**4 765**	**4 799**
Total magazine paper	**324**	**330**	**328**	**1 284**	**1 279**
Total publication paper	**1 476**	**1 529**	**1 520**	**6 049**	**6 078**

Deliveries *1 000 tonnes*	Q4/07	Q3/07	Q4/06	2007	2006
Europe					
Newsprint	562	510	567	2 086	2 176
Magazine paper	339	352	338	1 291	1 247
Total Europe	**901**	**862**	**905**	**3 377**	**3 423**
Asia					
Newsprint	407	381	397	1 544	1 562
Australasia					
Newsprint	215	200	211	806	827
South America					
Newsprint	76	80	76	300	294
Total newsprint	**1 260**	**1 171**	**1 251**	**4 736**	**4 859**
Total magazine paper	**339**	**352**	**338**	**1 291**	**1 247**
Total publication paper	**1 599**	**1 523**	**1 589**	**6 027**	**6 106**

Norske Skog Group

Quarterly comparisons group

NOK million	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06
Operating revenue	6 956	6 641	6 794	6 726	7 704	7 192	6 772	7 144
Restructuring expenses	0	0	0	0	(45)	(376)	(63)	0
Gross operating earnings	5 761	920	923	792	1 296	840	832	1 039
Depreciation and amortisation	(719)	(712)	(713)	(735)	(729)	(827)	(803)	(867)
Impairments	(4 866)	0	26	0	0	(3 265)	(43)	0
Operating earnings	176	208	236	57	567	(3 252)	(14)	172
Profit before tax	(82)	280	173	(135)	318	(3 779)	(213)	194
Attributable to equity holders of the comp	(880)	221	135	(94)	245	(3 087)	(180)	213

Quarterly comparison segments

NOK million	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06
Operating revenue								
Europe	4 066	3 923	3 813	3 814	4 301	3 907	3 666	3 946
Asia	1 367	1 329	1 433	1 381	1 577	1 572	1 409	1 538
Australasia	971	940	985	969	1 048	989	973	887
South America	309	316	345	312	375	364	321	339
Other activities	500	369	432	396	489	475	535	539
Staff/eliminations	(257)	(236)	(214)	(146)	(86)	(115)	(132)	(105)
Total operating revenue	**6 956**	**6 641**	**6 794**	**6 726**	**7 704**	**7 192**	**6 772**	**7 144**
Gross operating earnings								
Europe	417	502	604	595	692	742	566	675
Asia	155	143	241	301	290	197	268	242
Australasia	228	211	278	277	246	240	167	66
South America	65	47	85	70	180	108	92	89
Other activities	(4)	4	0	0	0	0	0	11
Staff/eliminations	(83)	(57)	(79)	(68)	(81)	(40)	(12)	(49)
Other gains and losses	4 983	69	(206)	(383)	14	(106)	(186)	5
Restructuring expenses	0	0	0	0	(45)	(376)	(63)	0
Total gross operating earnings	**5 761**	**919**	**923**	**792**	**1 296**	**765**	**832**	**1 039**
Operating earnings								
Europe	92	184	282	256	324	329	163	234
Asia	(14)	(26)	82	137	110	9	83	50
Australasia	34	29	104	102	88	73	12	(105)
South America	28	18	46	26	131	68	48	42
Other activities	(8)	4	0	0	0	0	0	6
Staff/eliminations	(73)	(70)	(98)	(81)	(55)	(59)	(28)	(60)
Other gains and losses	4 983	69	(206)	(383)	14	(106)	(186)	5
Restructuring expenses	0	0	0	0	(45)	(376)	(63)	0
Impairments	(4 866)	0	26	0	0	(3 190)	(43)	0
Total operating earnings	**176**	**208**	**236**	**57**	**567**	**(3 252)**	**(14)**	**172**

Norske Skog Group

Changes in group equity

	Share capital and share premium fund	Other paid in equity	Retained earnings	Total
Total equity excluding minority interests 1 January 2007	12 309	785	5 006	18 100
Currency translation adjustments and other	1	(846)	0	(845)
Share issues	0	0	0	0
Dividend paid	0	0	(1 045)	(1 045)
Net profit for the period	0	0	(618)	(618)
Total equity excluding minority interests 31 December 2007	**12 310**	**(61)**	**3 343**	**15 592**

Accounting principles

The interim financial statements have been prepared in aacordance with *IAS 34 Interim Financial Reporting*

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2006 and for the year ending at that date.

Accounting estimates, judgements and assumptions

The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when preparing these interim financial statements as when preparing the financial statements at 31 December 2006 and for the year ending at that date.

82-5226
08.02.2008

Message to Oslo Stock Exchange

Mandatory notification of trade

Norske Skog has today bought 650,000 own shares at a price of NOK 29.3275. 143,700 of these shares have been resold to primary insiders at the same price, NOK 29.3275 per share. Norske Skog's own holding amounts to 1,106,300 shares after this purchase.

The purchase is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting. The shares will not be cancelled. The current buy-back program is limited to 1,400,000 shares and goes on until 29 February, 2008.

The following primary insiders have bought shares at a price of NOK 29,3275 per share (new holding in paranthesis):

Tom Bratlie, 2,000 shares (2,995)
Eric d'Olce, 5,000 shares (7,503)
Carsten Dybevig, 7,000 shares (7,250)
Andreas Enger, 10,000 shares (12,410)
Knut Kårbø Erichsen, 3,200 shares (4,600)
Morten Holum, 1,000 shares (2,215)
Kristin S, Klitzing, 2,000 shares (2,410)
Jarle Langfjæran, 1,000 shares (5,578)
Kåre Leira, 1,000 shares (2,532)
Christian Rynning-Tønnesen, 10,000 shares (13,263)
Kim Wahl, 100,000 shares (200,000)
Ingrid Wiik, 1,500 shares (2,160)

Oxenøen, 8 February, 2008

NORSKE SKOG
Investor Relations

END